UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

28 July 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo delivers strong performance while investing in long-term growth

Delivered strong net sales growth across all regions
-   Reported net sales of £15.5 billion, up 21.4%, primarily driven by strong organic net sales growth, up 21.4%, with strong double-digit growth across all regions.
-   Growth reflects continued recovery of the on-trade, resilient consumer demand in the off-trade and market share gains, and was underpinned by favourable industry trends of spirits taking share of total beverage alcohol and premiumisation(1).
-   Price/mix growth was 11.1 percentage points, reflecting positive mix from strong performance in super-premium-plus brands, and mid-single digit price growth driven by price increases across all regions.

Expanded operating margin while increasing marketing investment
-   Reported operating profit of £4.4 billion, up 18.2%, primarily driven by organic operating profit growth. Reported operating margin decreased 77bps, with organic margin expansion more than offset by exceptional operating items of £388 million.
-   Organic operating profit grew 26.3%, with growth across all regions.
-   Organic operating margin increased 121bps, reflecting a strong recovery in gross margin and leverage on operating costs, while increasing marketing investment.
-   Price increases and supply productivity savings more than offset the absolute impact of cost inflation, and mostly offset the adverse impact on gross margin.

Delivered broad-based category growth and gained market share
-   Growth was broad-based across categories, with particularly strong growth of scotch, tequila and beer.
-   Premium-plus brands contributed 57% of reported net sales and drove 71% of organic net sales growth.
-   Off-trade market share grew or held in over 85%(2) of total net sales value in measured markets.

Strengthened portfolio through acquisitions and disposals
-   Acquired 21Seeds, a rapidly growing flavoured tequila brand, and Mezcal Unión, a premium artisanal mezcal brand.
-   Disposed of Meta Abo Brewery in Ethiopia and Picon brand; signed agreements for the sale of the Windsor business in Korea and the disposal and franchising of a portfolio of brands in India.

Invested to sustain long-term growth
-   Increased organic marketing investment 24.7%, ahead of organic net sales growth.
-   Invested £1.1 billion of capex in production capacity, sustainability, digital capabilities and consumer experiences.

Delivered strong cash generation
-   Net cash flow from operating activities increased £0.3 billion to £3.9 billion, and free cash flow decreased £0.3 billion to £2.8 billion, due to lapping an exceptionally strong working capital benefit in fiscal 21.
-   Strong balance sheet, with leverage ratio(3) of 2.5x at 30 June 2022, at the low end of our target range.

Continued progress in delivering Society 2030 goals
-   Our brand moderation campaigns reached 456 million people and we educated more than 607,000 people on the dangers of underage drinking through the award winning SMASHED programme.
-   Strong momentum in creating a diverse and inclusive organisation, with 44% female leaders globally, up 2%,  and 41% ethnically diverse leaders, up 4%.
-   Continued water stewardship, delivering 3.7% improvement in water efficiency globally and generating annual capacity to replenish more than one million cubic metres of water in water-stressed areas.

Created long-term shareholder value
-   Increased basic eps by 23.2% to 140.2 pence and pre-exceptional eps by 29.3% to 151.9 pence.
-   Increased recommended final dividend by 5% to 46.82 pence per share.
-   Completed £3.6 billion of share buybacks as part of return of capital programme of up to £4.5 billion.
-   Expect to complete remaining £0.9 billion of the programme during fiscal 23.

See page 48 for explanation and reconciliation of non-GAAP measures, including organic net sales, organic operating profit, free cash flow, eps before exceptionals, ROIC, adjusted net debt, adjusted EBITDA and tax rate before exceptional items.
(1)IWSR, 2021.
(2)Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained off-trade share. India and Canada share data represents total trade. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 87% of total Diageo net sales value in fiscal 22.
(3)Ratio of adjusted net borrowings to adjusted EBITDA. For further details see page 57.

Ivan Menezes, Chief Executive, said:

I am very pleased with our fiscal 22 results. We delivered double-digit organic net sales growth across all regions and we gained or held off-trade market share in over 85%(1) of our total net sales value in measured markets. We expanded operating margin while increasing marketing investment ahead of net sales growth and we used our strong cash generation to invest in long-term growth. I am very proud of what my 28,000 colleagues have achieved through their energy and creativity.

In a year of significant global supply chain disruption, our double-digit volume growth demonstrates the tremendous agility and resourcefulness of our teams. Our net sales growth was across categories. We benefitted from the on-trade recovery, continued global premiumisation trends, with our super-premium-plus brands up 31%, and from price increases across our regions. I am particularly proud of the performance of Johnnie Walker, which delivered double-digit growth across all regions to surpass 21 million cases globally. This fantastic milestone exemplifies our world-class brand-building and execution capabilities.

Looking ahead to fiscal 23, we expect the operating environment to be challenging, with ongoing volatility related to Covid-19, significant cost inflation, a potential weakening of consumer spending power and global geopolitical and macroeconomic uncertainty. Notwithstanding these factors, I am confident in the resilience of our business and our ability to navigate these headwinds.

We believe we have an advantaged portfolio with extraordinary brands across geographies, categories and price points. And we continue to actively shape our portfolio to fast-growing categories through innovation and acquisitions. We are staying close to our consumers and our digital tools and data capabilities enable us to quickly understand trends and execute with precision. Continued smart re-investment is being fuelled by our culture of everyday efficiency and our expertise in revenue growth management is enabling strategic pricing actions.

Total beverage alcohol is an attractive sector with strong fundamentals and we are making good progress towards our ambition of delivering a 50% increase in our value share to 6% by 2030. Despite the challenging environment, we are executing our strategic priorities, including our ambitious 10-year sustainability plan. I am confident that we are well-positioned to deliver our medium-term guidance for fiscal 23 to fiscal 25 of organic net sales growth consistently in the range of 5% to 7% and organic operating profit growth sustainably in the range of 6% to 9%.

Financial performance
Volume (equivalent units)			Operating profit			Earnings per share (eps)
EU263.0m			£4,409m			140.2p
(F21: EU 238.4 m)			(F21: £3,731m)			(F21: 113.8p)
Reported movement	10%	h	Reported movement	18%	h	Reported movement	23%	h
Organic movement(2)	10%	h	Organic movement(2)	26%	h	Eps before exceptional items(2)	29%	h

Net sales			Net cash from operating activities			Total recommended dividend per share(3)
£15,452m			£3,935m			76.18p
(F21: £12,733m)			(F21: £3,654m)			(F21: 72.55p)
Reported movement	21%	h	F22 free cash flow(2) £2,783m			Increase	5%	h
Organic movement(2)	21%	h	F21 free cash flow(2) £3,037m

(1)Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained off-trade share. India and Canada share data represents total trade. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 87% of total Diageo net sales value in fiscal 22.
(2)See page 48 for explanation and reconciliation of non-GAAP measures.
(3)Includes recommended final dividend of 46.82p.

Key financial information
For the year ended 30 June 2022

Summary financial information
		2022	2021	Organic growth %	Reported growth %
Volume	EUm	263.0	238.4	10	10
Net sales	£ million	15,452	12,733	21	21
Marketing	£ million	2,721	2,163	25	26
Operating profit before exceptional items	£ million	4,797	3,746	26	28
Exceptional operating items(1)	£ million	(388)	(15)
Operating profit	£ million	4,409	3,731		18
Share of associate and joint venture profit after tax	£ million	417	334		25
Non-operating exceptional items(1)	£ million	(17)	14
Net finance charges	£ million	(422)	(373)
Exceptional taxation credit/(charge)(1)	£ million	31	(84)
Tax rate including exceptional items	%	23.9	24.5		(2)
Tax rate before exceptional items	%	22.5	22.2		1
Profit attributable to parent company's shareholders	£ million	3,249	2,660		22
Basic earnings per share	pence	140.2	113.8		23
Basic earnings per share before exceptional items	pence	151.9	117.5		29
Recommended full year dividend	pence	76.18	72.55		5
(1)For further details on exceptional items see pages 23 and 36.

Reported growth by region
	Volume		Net sales		Marketing		Operating profit before exceptional items		Operating profit
	%	EUm	%	£ million	%	£ million	%	£ million	%	£ million
North America	3	1.6	17	886	28	264	10	217	10	216
Europe	20	8.5	26	654	22	104	60	382	40	251
Asia Pacific	8	6.6	16	396	17	72	17	103	(23)	(138)
Africa	12	3.9	19	270	18	31	84	144	84	144
Latin America and Caribbean	17	4.0	46	479	51	82	78	235	78	235
Corporate	-	-	170	34	71	5	(14)	(30)	(14)	(30)
Diageo	10	24.6	21	2,719	26	558	28	1,051	18	678

Organic growth by region
	Volume		Net sales		Marketing		Operating profit before exceptional items
	%	EUm	%	£ million	%	£ million	%	£ million
North America	3	1.4	14	754	24	222	7	148
Europe	20	8.5	30	766	26	122	64	418
Asia Pacific	8	6.6	16	402	16	68	16	98
Africa	13	4.0	22	308	22	36	79	152
Latin America and Caribbean	17	4.0	43	451	49	79	70	218
Corporate	-	-	175	35	83	5	(18)	(39)
Diageo	10	24.5	21	2,716	25	532	26	995

Fiscal 19 to fiscal 22 growth
	Reported net sales growth %(1)	Net sales growth on a constant basis %(1)	Organic volume CAGR %(2)	Organic net sales CAGR %(2)
North America	37	41	5	12
Europe	9	18	5	6
Asia Pacific	7	11	-	4
Africa	5	24	5	8
Latin America and Caribbean	35	50	7	16
Corporate	2	2	-	1
Diageo	20	28	3	9
(1)For further details on fiscal 19 to fiscal 22 growth on a constant basis see pages 49-52.
(2)F19 to F22 3-year CAGR indicative, and the impact from disposals, acquisitions and re-classifications may not be fully captured.
See page 48 for explanation and reconciliation of non-GAAP measures.

Net sales (£ million)

Reported net sales grew 21.4%
Organic net sales grew 21.4%
Reported net sales grew 21.4%, driven by strong organic growth. An unfavourable foreign exchange impact was partially offset by a hyperinflation adjustment in respect of Turkey.

Organic net sales growth of 21.4% reflects organic volume growth of 10.3% and 11.1 percentage points of positive price/mix. All regions delivered double-digit growth, reflecting the continued recovery of the on-trade channel, resilient consumer demand in the off-trade channel and market share gains. Growth was underpinned by favourable industry trends of spirits taking share of total beverage alcohol and premiumisation(1).

Price/mix drove 11.1 percentage points of growth, reflecting positive mix and mid-single digit price growth from price increases across all regions.

Positive mix was driven by strong growth of our super-premium-plus brands, particularly scotch, tequila and Chinese white spirits. It also reflects continued recovery of the on-trade channel in North America and Europe and the partial recovery of Travel Retail, partially offset by negative market mix due to the increased contribution to net sales from India.

Net sales	£ million
2021	12,733
Exchange(2)	(221)
Acquisitions and disposals	35
Hyperinflation(3)	189
Volume	1,311
Price/mix	1,405
2022	15,452
(1)IWSR, 2021.
(2)Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(3)See pages 37-38 and 49-52 for details of hyperinflation adjustment.

Operating profit (£ million)

Reported operating profit grew 18.2%
Organic operating profit grew 26.3%
Reported operating profit increased 18.2%, primarily driven by growth in organic operating profit. This was partially offset by the negative impact of exceptional operating items,  which were mainly due to non-cash impairments related to India and Russia.

Organic operating profit grew 26.3%, ahead of organic net sales growth, driven by growth across all regions.

Operating profit	£ million
2021	3,731
Exceptional operating items(1)	(373)
Exchange	(32)
Acquisitions and disposals	(16)
FVR(2)	94
Hyperinflation(3)	10
Organic movement	995
2022	4,409
(1)For further details on exceptional operating items see pages 23 and 36.
(2)Fair value remeasurements. For further details see page 24.
(3)See pages 37-38 and 49-52 for details of hyperinflation adjustment.

Operating margin (%)

Reported operating margin decreased 77bps
Organic operating margin increased 121bps
Reported operating margin decreased 77bps, with organic margin expansion more than offset by exceptional operating items of £388 million, primarily due to non-cash impairments related to India and Russia.

Organic operating margin increased 121bps, reflecting a strong recovery in gross margin and leverage on operating costs, while increasing marketing investment. Strong operating margin expansion in Latin America and Caribbean, Europe and Africa was partially offset by a decline in North America.

Organic gross margin increased 112bps, primarily driven by positive mix from premiumisation and the recovery of the on-trade channel. It also benefitted from improved fixed cost absorption from volume growth. Price increases and supply productivity savings more than offset the absolute impact of cost inflation, and mostly offset the adverse impact on gross margin.

Operating margin	ppt
2021	29.3
Exceptional operating items(1)	(2.39)
Exchange	0.21
Acquisitions and disposals	(0.14)
Other(2)	0.34
Gross margin	1.12
Marketing	(0.46)
Other operating items	0.55
2022	28.5
(1)For further details on exceptional operating items see pages 23 and 36.
(2)Fair value remeasurements and hyperinflation adjustment. For further details on fair value remeasurements see page 24. See page 37-38 and 49-52 for details of hyperinflation adjustment.

Basic earnings per share (pence)

Basic eps increased 23.2% from 113.8 pence to 140.2 pence
Basic eps before exceptional items(1) increased 29.3% from 117.5 pence to 151.9 pence
Basic eps increased 26.4 pence, primarily driven by organic operating profit growth, partially offset by higher tax and exceptional items, primarily due to non-cash impairment charges related to India and Russia.

Basic eps before exceptional items increased 34.4 pence.

(
Basic earnings per share	pence
2021	113.8
Exceptional items after tax(2)	(8.0)
Exchange on operating profit	(1.4)
Acquisitions and disposals(3)	(0.8)
Organic operating profit	42.6
Associates and joint ventures	3.5
Finance charges(4)	(0.7)
Tax(5)	(11.4)
Share buyback	0.5
Non-controlling interests	(2.3)
FVR(6)	4.0
Hyperinflation (operating profit)(7)	0.4
2022	140.2

(1)See page 48 for explanation of the calculation and use of non-GAAP measures.
(2)For further details on exceptional items see pages 23 and 36.
(3)Includes finance charges net of tax.
(4)Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments (2022 - £(36) million; 2021 - £(6) million).
(5)Excludes tax related to acquisitions, disposals and share buybacks.
(6)Fair value remeasurements. For further details see page 24.
(7)Operating profit hyperinflation adjustment movement was £10 million compared to fiscal 21 (2022 - £10 million; fiscal 2021 - £nil).

Net cash from operating activities and free cash flow (£ million)

Generated £3,935 million net cash from operating activities(1) and £2,783 million free cash flow.
Net cash from operating activities was £3,935 million, an increase of £281 million compared to fiscal 21. Free cash flow decreased by £254 million to £2,783 million.

Free cash flow decreased as strong growth in operating profit was more than offset by the impact of lapping an exceptionally strong working capital benefit in fiscal 21, increased capex investment, lower dividends from joint ventures and associates and higher cash tax paid.

The working capital benefit in fiscal 21 was due to a large increase in creditors as operating performance recovered during the year, following reduced volumes and cost control measures in the second half of fiscal 20.

Increased capex reflects investment in production capacity, sustainability, digital capabilities and consumer experiences, including projects delayed in fiscal 21 due to Covid-19.

The negative cash flow impact from 'other' items was due to lapping a delayed dividend payment of £82 million from Moët Hennessy, which was received in fiscal 21 for the year ended December 2019.

The increase in cash tax payments primarily reflects higher tax on increased earnings.

Free cash flow	£ million
2021 Net cash from operating activities	3,654
2021 Capex and movements in loans and other investments	(617)
2021 Free cash flow	3,037
Exchange(2)	(32)
Operating profit(3)	1,003
Working capital(4)	(510)
Capex	(467)
Tax	(97)
Interest	23
Other(5)	(174)
2022 Free cash flow	2,783
2022 Capex and movements in loans and other investments	1,152
2022 Net cash from operating activities	3,935
(1)Net cash from operating activities excludes net capex (2022 - £(1,080) million; 2021 - £(613) million) and movements in loans and other investments.
(2)Exchange on operating profit before exceptional items.
(3)Operating profit excludes exchange, depreciation and amortisation, post employment charges of £(53) million and other non-cash items.
(4)Working capital movement includes maturing inventory.
(5)Other items include dividends received from associates and joint ventures, movements in loans and other investments and post employment payments.

Return on average invested capital (%)(1)

ROIC increased 331bps
ROIC increased 331bps, driven mainly by organic operating profit growth, partially offset by higher tax.

Return on average invested capital	ppt
2021	13.5
Exchange	0.29
Acquisitions and disposals	(0.27)
Organic operating profit	4.44
Associates and joint ventures	0.19
Tax	(1.32)
Other	(0.02)
2022	16.8
(1)ROIC calculation excludes exceptional operating items from operating profit. For further details on ROIC see page 56.

Medium-term guidance, fiscal 23 to fiscal 25
Organic net sales and organic operating profit
We continue to expect to deliver our medium-term guidance of consistent organic net sales growth in the range of 5% to 7% and sustainable organic operating profit growth in the range of 6% to 9% for fiscal 23 to fiscal 25.

Everyday efficiency productivity savings
As previously disclosed, over the three-year period from fiscal 22 to fiscal 24, we continue to expect to deliver total gross savings of around £1.2 billion.

Supply chain agility programme, fiscal 23 to fiscal 27
In addition to our everyday efficiency savings, as we continue to build a more agile and sustainable business, we have initiated a supply chain agility programme, spanning five years from fiscal 23. We expect this programme to strengthen our end-to-end supply chain and make it fit for the future by improving its resilience and agility, driving efficiencies, delivering additional productivity savings and making our supply operations more sustainable.

We expect the total implementation cost of the supply chain agility programme to be up to £500 million over the five years, starting in fiscal 23. This will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items, starting in fiscal 23. In addition, we expect to invest in capex, which is included in our capital expenditure guidance below.

We expect the savings delivered from the supply chain agility programme to be incremental to our ongoing annual gross productivity savings (expected to be around £1.2 billion in the period from fiscal 22 to fiscal 24). The programme is expected to have a five-year payback period, with the majority of savings delivered in fiscal 25 and beyond.

Capital expenditure
We expect annual capital expenditure to remain upweighted in the range of £1.0 billion to £1.2 billion in fiscal 23 to fiscal 25, as we invest in long-term growth, including production capacity for our strategic categories, our digital capabilities, our ambitious sustainability agenda and our supply chain agility programme.

Fiscal 23 outlook

Organic net sales
While we expect the environment to be challenging, we are confident in the resilience of our business and our ability to navigate ongoing volatility, including disruptions from Covid-19, significant cost inflation, a potential weakening of consumer spending power and global geopolitical and macroeconomic uncertainty. We believe our portfolio is well positioned across geographies, categories and price points. We will use our deep understanding of consumers to quickly adapt to changes in trends and behaviours while investing strongly in marketing and innovation, and leveraging our revenue growth management capabilities, including strategic pricing actions.

In North America, organic net sales grew 14% in fiscal 22. While we expect net sales growth to moderate in fiscal 23, as we lap the strong on-trade recovery, we expect our advantaged portfolio to benefit from spirits continuing to take share of TBA, premiumisation and strategic pricing actions. We continue to closely monitor consumer trends to enable us to respond quickly to potential shifts from weakening consumer spending power. We will continue to invest strongly in marketing and innovation.

In Europe, organic net sales grew 30% in fiscal 22 as the on-trade recovered strongly, and we therefore expect net sales growth to be lower in fiscal 23. We expect to benefit from our broad portfolio, strong innovation, strategic pricing actions and effective marketing. We continue to stay close to the consumer to quickly respond to potential shifts in consumer purchasing patterns.

In Asia Pacific, Africa and Latin America and Caribbean, we expect continued growth in fiscal 23, albeit moderating as we lap the strong growth in fiscal 22. In a weakening macroeconomic environment, we believe the breadth of our portfolio will provide resilience, supported by marketing investment.

Organic operating margin
In a challenging inflationary environment, we will continue to focus on revenue growth management, including strategic pricing actions, and everyday efficiency. We continue to expect organic operating margin to benefit from premiumisation trends and operating leverage while investing strongly in marketing.

Exchange
We are not able to provide specific guidance for foreign exchange in relation to fiscal 23. Using exchange rates of £1=$1.20 and £1=€1.18, we would expect a favourable impact on net sales and operating profit, primarily driven by the weakening of sterling against the US dollar, as well as some impact from emerging market currencies. In addition, we expect an unfavourable impact related to hyperinflationary economies, primarily Turkey.

Taxation
We expect the tax rate before exceptional items to continue to be in the range of 22.0% to 24.0% in fiscal 23.

Effective interest rate
We expect the effective interest rate to be around 3.5% in fiscal 23.

Notes to the business and financial review
Unless otherwise stated:
-   movements in results are for the year ended 30 June 2022 compared to the year ended 30 June 2021;
-   commentary below refers to organic movements unless stated as reported;
-   volume is in millions of equivalent units (EUm);
-   net sales are sales after deducting excise duties;
-   percentage movements are organic movements unless stated as reported; and
-   share refers to value share.

See page 48 for explanation of the calculation and use of non-GAAP measures.

Business review

North America

●   Reported net sales grew 17%, primarily reflecting strong organic growth. There were favourable impacts from foreign exchange, mainly due to the strengthening of the US dollar, and from brand acquisitions.

● Organic net sales increased 14%, building on strong growth in fiscal 21, largely driven by US Spirits.
●   US Spirits net sales grew 17%, reflecting the recovery of the on-trade channel and resilient consumer demand in the off-trade channel, market share gains and spirits taking share of total beverage alcohol, and replenishment of stock levels by distributors. We drove particularly strong growth in our super-premium-plus portfolio and increased prices.

●   US Spirits shipments were ahead of depletions, with a benefit of approximately three percentage points from the replenishment of stock levels by distributors, recovering from lower levels during Covid-19. It also reflects distributors increasing inventories of certain imported products due to longer product transit times in fiscal 22.

● US Spirits growth was primarily driven by tequila, up 57%, as well as double-digit growth in scotch and US whiskey and growth in Canadian whisky. This more than offset declines in Baileys and rum.
●   Diageo Beer Company net sales increased 2%, reflecting increased sales of Guinness driven by the on-trade recovery and growth in ready to drink(1), partially offset by a decline in flavoured malt beverages.

●   Organic operating margin decreased by 295bps, as we continued to increase marketing investment, up 24%, ahead of net sales growth, to support growth momentum across key brands. Price increases and productivity savings partially offset cost inflation.

Key financials £ million:
	2021	Exchange	Acquisitions and disposals	Organic movement	Other(3)	2022	Reported movement%
Net sales	5,209	98	34	754	-	6,095	17
Marketing	936	19	24	222	(1)	1,200	28
Operating profit before exceptional items	2,237	49	(19)	148	39	2,454	10
Exceptional operating items(2)	-					(1)
Operating profit	2,237					2,453	10

Markets and categories:					Global giants, local stars and reserve(5):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(6)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America	3	3	14	17	Crown Royal	2	6	8
					Don Julio	30	36	38
US Spirits	4	4	17	19	Casamigos	81	88	91
DBC USA(1)(4)	(2)	-	2	6	Johnnie Walker	9	26	28
Canada	(2)	(2)	3	6	Smirnoff	(4)	(3)	(2)
					Captain Morgan	(3)	(5)	(3)
Spirits	3	3	16	18	Ketel One(7)	7	12	13
Beer	(4)	(4)	1	2	Baileys	(10)	(8)	(6)
Ready to drink(4)	15	40	21	49	Guinness	5	7	9
					Bulleit	10	14	16
					Cîroc vodka	(4)	-	1

(1)Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(2)For further details on exceptional operating items see pages 23 and 36.
(3)Fair value remeasurements. For further details see page 24.
(4)Reported volume movement impacted by acquisitions. For further details see page 53.
(5)Spirits brands excluding ready to drink and non-alcoholic variants.
(6)Organic equals reported volume movement.
(7)Ketel One includes Ketel One vodka and Ketel One Botanical.

North America contributed	North America organic net sales grew
39% of Diageo reported net sales in fiscal 22	14% in fiscal 22

Market highlights - US Spirits

●    Tequila net sales increased 57%, with Casamigos growing 89% and Don Julio growing 36%, and both brands gained share of the spirits market and the tequila category. This primarily reflects strong volume growth and there was also a benefit from price increases and innovation.

●    Crown Royal net sales increased 7%, with double-digit growth in the core variant. However, supply constraints of aged liquid led to slower growth in certain variants and a decline in Crown Royal's share of the spirits market and the Canadian whisky category.

●    Scotch grew 19% and gained share of the spirits market and the scotch category. Johnnie Walker net sales grew 23%, with double-digit growth in Johnnie Walker Blue Label and Johnnie Walker Black Label. Buchanan's net sales increased 14% and it gained share of the scotch category. Scotch malts grew 8%.

●    Vodka net sales grew 1%. Ketel One net sales increased 11%, driven by double-digit growth in the core variant, and slower growth of Ketel One Botanical. Cîroc net sales declined 2%, lapping double-digit growth in fiscal 21, with growth from recent innovations more than offset by declines of other variants. Smirnoff net sales decreased 4%, due to declines in certain flavour variants, partially offset by growth from recent innovations; net sales of the core variant were flat.

●    Captain Morgan net sales declined 6%, as the rum category continued to lose spirits market share, however, Captain Morgan gained share of the category.

●    US whiskey sales grew 11%, primarily driven by Bulleit, up 14%. Bulleit lost share of the US whiskey category due to glass supply constraints, which have now been resolved.

●    Baileys net sales declined 8%, following strong growth in fiscal 21.

●    Spirits-based ready to drink(1) net sales grew 18%, primarily driven by strong performance of Crown Royal cocktails and the launch of Cîroc cocktails, partially offset by lower sales of Ketel One Botanical Spritz.

(1)Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.

Europe

●   Reported net sales increased 26%, driven by strong organic growth. Net sales were unfavourably impacted by foreign exchange, primarily due to the weakening of the Turkish lira, which was partially offset by a hyperinflation adjustment(1).

● Organic net sales grew 30%, with strong double-digit growth across all markets and a partial recovery of Travel Retail Europe.
●   Growth reflects the recovery of the on-trade channel, particularly in Ireland, Great Britain and Southern Europe, as well as resilient consumer demand in the off-trade channel, where Diageo continued to gain market share.

● Growth was also underpinned by the spirits category gaining share of total beverage alcohol, premiumisation, price increases and innovation.
● Spirits net sales grew 24%, with broad-based growth across scotch, vodka, Baileys, gin, rum and raki.
● Beer net sales grew 63%, following a 21% decline in fiscal 21, with strong growth in Guinness driven by the on-trade recovery in Ireland and Great Britain, as well as growth from innovation.
●   Strong improvement in organic operating margin of 671bps primarily reflects leverage on operating costs as net sales recovered strongly. Benefits from positive channel and product mix, price increases, productivity savings and improved fixed cost absorption more than offset cost inflation.

● Marketing investment increased 26%, supporting the on-trade recovery and off-trade share momentum.

Key financials £ million:
	2021	Exchange	Acquisitions and disposals	Organic movement	Other(2)	Hyperinflation(1)	2022	Reported movement %
Net sales	2,558	(304)	3	766	-	189	3,212	26
Marketing	473	(35)	-	122	-	17	577	22
Operating profit before exceptional items	635	(110)	1	418	63	10	1,017	60
Exceptional operating items(3)	(15)						(146)
Operating profit	620						871	40

Markets and categories:					Global giants and local stars(4):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(5)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe	20	20	30	26	Guinness	42	65	62
					Johnnie Walker	22	35	31
Great Britain	15	15	20	20	Baileys	20	19	16
Northern Europe	16	16	15	10	Smirnoff	35	38	35
Southern Europe	30	27	33	26	Captain Morgan	11	12	9
Ireland	35	35	71	65	Tanqueray	36	37	33
Eastern Europe	7	8	18	18	Yenì Raki	9	15	14
Turkey	18	18	49	25	J&B	19	26	17

Spirits	18	18	24	19
Beer	36	36	63	60
Ready to drink	23	23	23	22
(1)See page 37-38 and 49-52 for details of hyperinflation adjustment.
(2)Fair value remeasurements. For further details see page 24.
(3)Exceptional items are in respect of Diageo's decision, announced on 28 June 2022, to wind down its operations in Russia over the following six months. For further details on exceptional operating items see pages 23 and 36.
(4)Spirits brands excluding ready to drink and non-alcoholic variants.
(5)Organic equals reported volume movement, except for Smirnoff, which had reported volume movement of 36% due to a reclassification.

Europe contributed	Europe organic net sales grew
21% of Diageo reported net sales in fiscal 22	30% in fiscal 22

Market highlights
●    Net sales in Great Britain grew 20%, reflecting a strong recovery in the on-trade and resilient consumer demand in the off-trade. Spirits grew 12%, with growth across vodka, rum, Baileys and scotch, partially offset by a decline in gin. Guinness grew strongly, up 52%, driven by the on-trade recovery, as well as growth from innovation. Ready to drink grew double digits reflecting category momentum and innovation.

●    Northern Europe net sales grew 15%, reflecting continued strong performance in the off-trade and recovery in the on-trade. Growth was broad-based across categories.

●    Southern Europe net sales grew 33%, as a result of on-trade restrictions easing and a partial recovery of tourism. Scotch, gin, vodka, rum and Baileys all delivered strong double-digit growth.

●    Ireland net sales increased 71%, lapping a significant decline in fiscal 21, driven by strong growth in Guinness as the on-trade recovered.

●    Eastern Europe net sales increased 18%, reflecting continued momentum in the off-trade and recovery in the on-trade. Following an announcement in March 2022 to suspend exports to and sales in Russia, net sales in Russia declined in fiscal 22. Diageo announced on 28 June 2022 that it would wind down its operations in Russia over the following six months.

●    Turkey net sales increased 49%, driven by price increases in response to inflation, increases in excise duties and currency devaluation. Growth also reflects strong volume growth, up 18%, as on-trade restrictions eased, and premiumisation.

Asia Pacific

● Reported net sales grew 16%, primarily reflecting strong organic growth.
● Organic net sales grew 16%, with strong growth in India and Greater China, and a partial recovery of Travel Retail Asia and Middle East.
● Spirits grew 17%, mainly driven by scotch, Chinese white spirits and IMFL whisky(1).
●   Organic operating margin was flat. Benefits from the partial recovery of Travel Retail, positive category mix and price increases were offset by strategic investments in Greater China, cost inflation and one-off costs.

● Marketing investment increased 16%, mainly driven by Greater China, across Chinese white spirits and scotch.

Key financials £ million:
	2021	Exchange	Acquisitions and disposals	Organic movement	2022	Reported movement %
Net sales	2,488	(6)	-	402	2,884	16
Marketing	418	4	-	68	490	17
Operating profit before exceptional items	608	5	-	98	711	17
Exceptional operating items(2)	-				(241)
Operating profit	608				470	(23)

Markets and categories:					Global giants, local stars and reserve(3):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(4)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific	8	8	16	16	Johnnie Walker	24	28	28
					Shui Jing Fang(5)	16	19	24
India	7	7	17	16	McDowell's	5	6	4
Greater China	6	6	13	17	Guinness	5	9	7
Australia	2	2	-	(2)	The Singleton	11	16	18
South East Asia	14	14	20	19	Smirnoff	13	14	14
North Asia	(5)	(5)	12	6	Baileys	12	13	12
Travel Retail Asia and Middle East	135	125	178	184	Windsor	1	(9)	(13)

Spirits	8	8	17	18
Beer	4	4	9	7
Ready to drink	3	3	2	(1)
(1) Indian-Made Foreign Liquor (IMFL) whisky.
(2)For further details on exceptional operating items see pages 23 and 36.
(3)Spirits brands excluding ready to drink and non-alcoholic variants.
(4)Organic equals reported volume movement, except for Smirnoff, which had reported volume movement of 12% due to a reclassification.
(5)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Asia Pacific contributed	Asia Pacific organic net sales grew
19% of Diageo reported net sales in fiscal 22	16% in fiscal 22

Market highlights
●    India net sales grew 17%, driven by strong consumer demand in the off-trade channel, recovery of the on-trade channel and strong premiumisation. The prestige and above segment grew 22%, ahead of popular segment growth of 3%. Scotch grew strong double digits, driven by Johnnie Walker, and IMFL whisky grew 7%.

●    Greater China net sales increased 13%, primarily driven by Chinese white spirits growth of 18%, despite the impact of government restrictions related to Covid-19. Scotch growth of 6% reflects double-digit growth in mainland China, driven by the super-premium-plus segment, partially offset by a decline in Taiwan.

●    Australia net sales were flat, following strong double-digit growth in fiscal 21.

●    South East Asia net sales growth was impacted in the first half of the year by on-trade restrictions, international travel restrictions and reduced tourism due to Covid-19, with performance improving in the second half.

●    Travel Retail Asia and Middle East net sales grew triple digits, following a significant decline in fiscal 21. This reflects a partial recovery as international travel restrictions eased and was primarily driven by Johnnie Walker.

Africa

● Reported net sales grew 19%, primarily driven by strong organic growth. There were unfavourable impacts from foreign exchange and the disposal of the Meta Abo Brewery in Ethiopia.
● Organic net sales grew 22%, primarily driven by East Africa and Nigeria. All markets grew double digits.
●   Strong growth in East Africa and Nigeria was driven by the continued recovery of the on-trade channel, particularly in Kenya, as well as price increases and focused execution of our total beverage alcohol strategy.

● Beer net sales grew 22%, primarily driven by Malta Guinness, Guinness and Senator.
● Spirits net sales grew 21%, driven by double-digit growth in both mainstream and international spirits, particularly scotch, gin and vodka.
●   Organic operating margin improved 643bps, primarily driven by price increases and leverage on operating costs. The benefit from price increases and productivity savings more than offset cost inflation.

● Marketing investment increased 22%, in line with organic net sales growth. Investment focused on key categories, as well as on e-commerce and new route to consumer opportunities.

Key financials £ million:
	2021	Exchange	Acquisitions and disposals	Organic movement	2022	Reported movement %
Net sales	1,412	(33)	(5)	308	1,682	19
Marketing	168	(5)	-	36	199	18
Operating profit	171	(10)	2	152	315	84

Markets and categories:					Global giants and local stars(2):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(3)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa(1)	13	12	22	19	Guinness	4	17	13
					Johnnie Walker	16	22	22
East Africa	22	22	25	24	Smirnoff	9	21	21
Africa Regional Markets(1)	9	7	14	9
Nigeria	1	1	30	26	Other beer:
South Africa(1)	6	4	12	10
					Malta Guinness(1)	30	53	40
Spirits	12	12	21	20	Senator	38	36	33
Beer(1)	14	13	22	19	Tusker	14	27	26
Ready to drink(1)	11	5	28	20	Serengeti	9	9	10
(1)Reported volume movement impacted by disposals. For further details see page 53.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement, except for Malta Guinness, which had reported volume movement of 27%.

Africa contributed	Africa organic net sales grew
11% of Diageo reported net sales in fiscal 22	22% in fiscal 22

Market highlights
●    East Africa grew 25%, with double-digit growth in both beer and spirits across all markets. This reflected the continued recovery of the on-trade, benefitting beer in particular, as well as price increases.

●    Nigeria net sales grew 30%, primarily driven by price increases, as well as an improved route to consumer for certain brands. Beer, mainstream spirits and international spirits all grew double digits. Growth in beer was primarily driven by Malta Guinness and Guinness.

●    Africa Regional Markets net sales grew 14%, led by strong growth in Ghana. Double-digit growth in beer, particularly Malta Guinness, was driven by the recovery of the on-trade channel and price increases.

●    South Africa grew double digits. While restrictions related to Covid-19 eased compared to fiscal 21, the operating environment remained challenging.

Latin America and Caribbean

● Reported net sales grew 46%, primarily reflecting strong organic growth. A favourable currency impact primarily reflects the strengthening of the Brazilian real and Mexican peso.
● Organic net sales increased 43%, following double-digit growth in fiscal 21, with strong double-digit growth in all markets, particularly PEBAC, CCA and Colombia.
● Growth reflects further recovery of the on-trade channel and strong consumer demand in the off-trade channel, where Diageo continued to gain share in all markets except Mexico.
● Strong price/mix was driven by price increases across all markets, and positive mix from the strong performance of premium-plus scotch across the region.
● Spirits net sales grew 45%, primarily driven by strong double-digit scotch growth, as well as strong growth across other categories, particularly tequila and gin.
● Organic operating margin improved by 564bps, primarily driven by price increases and premiumisation. This was partially offset by cost inflation and an increase in marketing investment.
● Marketing investment increased 49%, ahead of net sales growth.

Key financials £ million:
	2021	Exchange	Acquisitions and disposals	Organic movement	Other(1)	2022	Reported movement %
Net sales	1,046	25	3	451	-	1,525	46
Marketing	161	2	1	79	-	243	51
Operating profit	303	25	-	218	(8)	538	78

Markets and categories:					Global giants, local stars and reserve(2):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(3)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and Caribbean					Johnnie Walker	42	59	63
	17	17	43	46	Buchanan's	48	59	60
					Don Julio	9	34	37
PUB	12	12	36	41	Old Parr	47	61	62
Mexico	6	7	24	28	Smirnoff	22	17	18
CCA	34	34	56	61	Black & White	(3)	9	10
Andean	18	18	45	38	Baileys	20	31	32
PEBAC	31	31	64	62	Tanqueray	37	41	45

Spirits	17	17	45	48
Beer	2	2	6	2
Ready to drink	36	36	42	45
(1)Fair value remeasurements. For further details see page 24.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement.
Latin America and Caribbean contributed	Latin America and Caribbean organic net sales grew
10% of Diageo reported net sales in fiscal 22	43% in fiscal 22

Market highlights

●    PUB (Paraguay, Uruguay and Brazil) net sales increased 36%, mainly driven by Brazil, up 32%, reflecting continued momentum in the off-trade channel, price increases, premiumisation and further recovery in the on-trade channel. PUB growth was mainly driven by scotch, up 43%, as well as double-digit growth in ready to drink, gin and vodka.

●    Mexico net sales grew 24%, driven by scotch, up 29%, and tequila, up 25%. The strong performance in scotch reflects double-digit growth in both Johnnie Walker and Buchanan's and the benefit from price increases.

●    CCA (Central America and Caribbean) net sales grew 56%, primarily reflecting the recovery of the on-trade. Growth was mainly driven by scotch, up 62%.

●    Andean (Colombia and Venezuela) net sales increased 45%, reflecting strong growth in Colombia. Growth was mainly driven by scotch, which benefitted from price increases.

●    PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) net sales increased 64%, mainly driven by Chile and Peru, reflecting strong performance of the off-trade, price increases and the recovery of the on-trade channel. Growth was mainly driven by scotch, up 52%, primarily driven by Johnnie Walker.

Category and brand review

● Spirits grew 21%, with broad-based growth across categories, and particularly strong performance in scotch, tequila, vodka, gin and Chinese white spirits.
● Scotch grew 29%, led by Johnnie Walker up 34%, with both growing strong double digits across all regions.
● Tequila grew 55%, with Don Julio and Casamigos continuing to gain share of the fast-growing tequila category within the US spirits market.
● Vodka grew 11%, with growth across all regions, particularly Europe. Smirnoff and Ketel One both grew double digits.
● Gin grew 18%, primarily driven by strong double-digit growth in Europe, Africa and Latin America and Caribbean. Tanqueray and Gordon's both grew double digits.
● Beer grew 25%, primarily due to the strong recovery of Guinness, up 32%, driven by Ireland and Great Britain as on-trade restrictions eased, as well as double-digit growth in Africa.
● Ready to drink grew 18%, with double-digit growth across Europe, Africa, Latin America and Caribbean and North America.

Key categories

	Organicvolumemovement(1)%	Organic net sales movement %	Reported net sales movement %
Spirits(2)	10	21	21
Scotch	18	29	29
Tequila	47	55	57
Vodka(3)(4)	12	11	11
Canadian whisky	(1)	6	7
Rum(3)	5	6	6
Liqueurs	11	10	8
Gin(3)	16	18	18
Indian-Made Foreign Liquor (IMFL) whisky	5	7	5
US whiskey	5	14	16
Beer	14	25	22
Ready to drink	14	18	21
(1)Organic equals reported volume movement except for tequila 48%, liqueurs 10%, beer 13% and ready to drink 15%.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Vodka, rum, gin, including IMFL brands.
(4)Vodka includes Ketel One Botanical.

Scotch
24% of Diageo's reported net sales and grew 29%
●    Strong double-digit growth across all regions, particularly in Latin America and Caribbean and Asia Pacific. Growth also reflects the partial recovery of Travel Retail where scotch grew strongly.
●    Johnnie Walker net sales increased 34%, with strong double-digit growth across all regions.
-   Johnnie Walker Black Label grew 39%, with double-digit growth across all regions.
-   Johnnie Walker Blue Label grew 63%, with growth across all regions, particularly North America and Asia Pacific.
-   Johnnie Walker Red Label grew 22%, with double-digit growth in Europe, Latin America and Caribbean, and Asia Pacific, partially offset by a decline in North America.
●    Scotch malts grew 17%, primarily driven by strong growth in Asia Pacific and Europe.
●    Primary scotch brands grew 14%, primarily driven by double-digit growth of Black Dog and Black & White in India.

Tequila
10% of Diageo's reported net sales and grew 55%
●    Growth reflects the strong performance of Casamigos and Don Julio which continued to gain share of the fast-growing tequila category within the US spirits market.

Vodka
10% of Diageo's reported net sales and grew 11%
●    Growth was across all regions, with a particularly strong performance in Europe.
●    Smirnoff net sales increased 10%, with double-digit growth in all regions, except North America, where net sales declined.
●    Ketel One grew 16%, primarily driven by North America, with double-digit growth in the core variant.
●    Cîroc grew 6%, with strong growth in Europe. Net sales were broadly flat in North America, lapping double-digit growth in fiscal 21, with growth from recent innovations more than offset by declines in other variants.

Canadian whisky
7% of Diageo's reported net sales and grew 6%
●    Growth was driven by Crown Royal in North America, with double-digit growth in the core variant.
●    Supply constraints of aged liquid led to slower growth in certain variants and a decline in Crown Royal's share of spirits and the Canadian whisky category within the US spirits market.

Rum
5% of Diageo's reported net sales and grew 6%
●    Captain Morgan grew across all regions except North America, with particularly strong growth in Europe.
●    Zacapa grew in all regions, particularly in Europe.

Liqueurs
5% of Diageo's reported net sales and grew 10%
●    Growth was driven by Baileys Original in Europe and Latin America and Caribbean.
●    Baileys net sales declined in North America, primarily due to lapping strong growth in fiscal 21.

Gin
5% of Diageo's reported net sales and grew 18%
●    Growth was across all regions except North America, with strong double-digit growth in Europe, Africa, Latin America and Caribbean and Asia Pacific.
●    Tanqueray grew double digits in Europe, Latin America and Caribbean and Asia Pacific.
●    Gordon's grew in all regions except North America.
●    Growth in Africa was mainly driven by Gilbey's and Gordon's.

IMFL whisky
4% of Diageo's reported net sales and grew 7%
● Growth was mainly driven by Royal Challenge and McDowell's No.1.

US whiskey
2% of Diageo's reported net sales and grew 14%
●    Performance was driven by strong growth in Bulleit in North America, despite glass supply constraints, which have now been resolved.

Beer
16% of Diageo's reported net sales and grew 25%
●    Growth was primarily driven by Guinness, up 32%, particularly in Europe due to the on-trade recovery.
●    Malta Guinness and Senator also grew strong double digits in Africa, with beer benefitting from the continued recovery of the on-trade, price increases and an improved route to consumer in Nigeria.
●    Net sales of Smirnoff flavoured malt beverages decreased in North America, with growth in Smirnoff Ice more than offset by a decline in Smirnoff seltzers.

Ready to drink
4% of Diageo's reported net sales and grew 18%
●    Growth was double digit across Europe, Africa, Latin America and Caribbean and North America.
●    Growth was primarily driven by Smirnoff Ice, as well as strong double-digit growth in Crown Royal cocktails.

Global giants, local stars and reserve(1):

	Organicvolumemovement(2)%	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	25	34	35
Guinness	16	32	30
Smirnoff	11	11	11
Baileys	10	9	8
Captain Morgan	3	2	2
Tanqueray	18	20	20
Local stars
Crown Royal	1	6	8
Shui Jing Fang(3)	16	19	24
McDowell's	5	5	4
Buchanan's	36	39	40
J&B	17	22	16
Old Parr	47	59	59
Black & White	7	20	20
Yenì Raki	9	15	14
Windsor	1	(9)	(13)
Bundaberg	1	(4)	(6)
Ypióca	(9)	8	12
Reserve
Don Julio	24	36	38
Casamigos	83	90	93
Scotch malts	14	17	16
Cîroc vodka	4	6	7
Ketel One(4)	12	12	14
Bulleit	12	16	17
(1)Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2)Organic equals reported volume movement.
(3)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(4)Ketel One includes Ketel One vodka and Ketel One Botanical.

Global giants
37% of Diageo's reported net sales and grew by 22%
●    All global giants delivered net sales growth, led by Johnnie Walker, up 34%, which grew double digits across all regions.

Local stars
19% of Diageo's reported net sales and grew 14%
●    Growth was largely driven by double-digit growth in Buchanan's in Latin America and Caribbean and North America, Chinese white spirits in Greater China, Crown Royal in North America and Old Parr in Latin America and Caribbean.

Reserve
27% of Diageo's reported net sales and grew 31%
●    Growth was largely driven by the strong performance of Casamigos and Don Julio in US Spirits, Johnnie Walker Reserve variants in all regions, Chinese white spirits in Greater China and scotch malts.

Additional financial information
Year ended 30 June 2022

Summary income statement

	2021	Exchange (a)	Acquisitions and disposals (b)	Organic movement(1)	Fair value remeasurement (d)	Hyperinflation(1)	2022
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	19,153	(838)	38	3,567	-	528	22,448
Excise duties	(6,420)	617	(3)	(851)	-	(339)	(6,996)
Net sales	12,733	(221)	35	2,716	-	189	15,452
Cost of sales	(5,038)	127	(22)	(901)	(5)	(134)	(5,973)
Gross profit	7,695	(94)	13	1,815	(5)	55	9,479
Marketing	(2,163)	15	(25)	(532)	1	(17)	(2,721)
Other operating items	(1,786)	47	(4)	(288)	98	(28)	(1,961)
Operating profit before exceptional items	3,746	(32)	(16)	995	94	10	4,797
Exceptional operating items (c)	(15)						(388)
Operating profit	3,731						4,409
Non-operating items (c)	14						(17)
Net finance charges	(373)						(422)
Share of after tax results of associates and joint ventures	334						417
Profit before taxation	3,706						4,387
Taxation (e)	(907)						(1,049)
Profit for the year	2,799						3,338
(1) For the definition of organic movement and hyperinflation see pages 48-50.

 (a) Exchange
The impact of movements in exchange rates on reported figures for net sales and operating profit was principally in respect of the translation exchange impact of the strengthening of sterling against the euro and the Turkish lira, partially offset by weakening of sterling against the US dollar.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2022 is set out in the table below.

Gains/(losses)
£ million
Translation impact	(37)
Transaction impact	5
Operating profit before exceptional items	(32)
Net finance charges - translation impact	4
Net finance charges - transaction impact	(3)
Net finance charges	1
Associates - translation impact	(19)
Profit before exceptional items and taxation	(50)

	Year ended 30 June 2022	Year ended 30 June 2021
Exchange rates
Translation £1 =	$1.33	$1.35
Transaction £1 =	$1.29	$1.34
Translation £1 =	€1.18	€1.13
Transaction £1 =	€1.15	€1.14

(b) Acquisitions and disposals
The acquisitions and disposals movement was primarily attributable to the disposal of the Picon brand and Meta Abo Brewery Share Company (Meta Abo Brewery) in the year ended 30 June 2022 and to the impact of prior year's acquisitions.

See pages 25, 41, 43 and 50-53 for further details.

(c) Exceptional items
Exceptional operating items in the year ended 30 June 2022 were £388 million loss before tax (2021 - £15 million).

In the year ended 30 June 2022, an impairment charge of £336 million was recognised in exceptional operating items in respect of the McDowell's No.1 brand (£240 million), Bell's brand (£77 million) and Smirnov related goodwill (£19 million). For further information see note 12.

In March 2022, a decision was taken to suspend exporting to and selling in Russia and on 28 June 2022, Diageo decided that it would wind down its operations in Russia over the following six months. Losses of £50 million directly attributable to the wind down primarily include provisions for onerous contracts (£14 million) and redundancies (£13 million). Total impact of winding down operations in Russia resulted in a loss of £146 million, including impairment of the Bell's brand (£77 million), Smirnov related goodwill (£19 million), and directly attributable items.

An exceptional charge of $3 million (£2 million) (2021 - £5 million) was recognised as part of the 'Raising the Bar' programme, in addition to the commitment of $100 million (£81 million) announced in the year ended 30 June 2020. The additional charge represents the re-investment of corporate tax benefit in the fund in certain markets, where a corporate tax deduction is available, and was recognised as an exceptional operating item, consistent with the initial commitment. Diageo also provided other forms of support to help our communities and the industry, which amounted to £8 million in the year ended 30 June 2020.

In the year ended 30 June 2021, an additional provision of £15 million was recorded as an exceptional item in respect of ongoing litigation in Turkey, bringing the provision's balance to £23 million following a settlement of £1 million during that year.

On 20 November 2020, the High Court of Justice of England and Wales issued a ruling that requires pension schemes to equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability (GMP) on historic transfers out, which resulted in an additional liability of £5 million in the year ended 30 June 2021. The corresponding expense was recognised as an exceptional operating item consistently with the charge in relation to the initial GMP ruling.

In the year ended 30 June 2021, an inventory provision of £7 million was released in respect of obsolete inventories that had earlier been expected to be returned and destroyed as a direct consequence of the Covid-19 pandemic, resulting in an exceptional gain. The provision release was recognised as an exceptional operating item consistently with the original charge in the year ended 30 June 2020.

In the year ended 30 June 2021, an additional gain of $4 million (£3 million) was recognised in exceptional operating items for excess receipts in respect of substitution drawback claims that had been filed and were to be filed with the US Government in relation to prior years. The changes in estimates were recognised as an exceptional operating item consistently with the initial income of £83 million in the year ended 30 June 2020.

Non-operating items in the year ended 30 June 2022 were £17 million loss before tax (2021 - £14 million gain).

On 25 April 2022, Diageo completed the sale of its Ethiopian subsidiary, Meta Abo Brewery Share Company. A loss of £95 million was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of £63 million recycled to the income statement.

On 25 March 2022, Diageo agreed to the sale of its Windsor business in Korea. At 30 June 2022, assets and liabilities attributable to Windsor business were classified as held for sale and were measured at the lower of their cost and fair value less cost of disposal. In the year ended 30 June 2022, a loss of £19 million was recognised as a non-operating item, mainly in relation to transaction and other costs directly attributable to the prospective sale of the business. At 30 June 2022, cumulative translation gains recognised in exchange reserves were £141 million which will be recycled to the income statement on completion of the transaction, in the year ending 30 June 2023.

On 10 May 2022, Diageo sold its Picon brand. The sale resulted in an exceptional non-operating gain of £91 million, net of disposal costs. Disposal costs relating to the transaction amounted to £9 million.

In the year ended 30 June 2022, ZAR 133 million (£6 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries, the full amount of which represented a non-operating gain (2021 - a gain of £10 million).

Certain subsidiaries of United Spirits Limited (USL) were sold in the year ended 30 June 2021. The sale of these subsidiaries resulted in an exceptional gain of £3 million.

In the year ended 30 June 2021, the group reversed £1 million from provisions in relation to the sale of a portfolio of 19 brands to Sazerac on 20 December 2018.

(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of £5 million loss for the year ended 30 June 2022. The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions of £65 million gain for the year ended 30 June 2022 and £34 million loss for the year ended 30 June 2021.

(e) Taxation
The reported tax rate for the year ended 30 June 2022 was 23.9% compared with 24.5% for the year ended 30 June 2021.

The reported tax charge for the year ended 30 June 2022 included an exceptional tax credit of £31 million, mainly comprising exceptional tax credits on the impairment of the McDowell's and Bell's brands of £35 million and £20 million, respectively, offset by a £23 million exceptional tax charge in respect of the gain on the sale of the Picon brand and a further £3 million tax charge in respect of winding down operations in Russia.

On 24 May 2021, legislation was substantively enacted in the UK to increase the corporate tax rate to 25% with effect from 1 April 2023. As a result of the change, an exceptional tax charge of £46 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax assets and liabilities. In addition, there was a one-off charge of £48 million to other comprehensive income and equity, mainly in respect of the remeasurement of the deferred tax liabilities on post employment assets.

On 15 December 2020, legislation was substantively enacted in the Netherlands to maintain the headline corporate tax rate at 25%, reversing a previously enacted reduction in the corporate tax rate to 21.7% from 2021. As a result of the change, an exceptional tax charge of £42 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax liabilities.

The tax rate before exceptional items for the year ended 30 June 2022 was 22.5% compared with 22.2% for the year ended 30 June 2021.

We expect the tax rate before exceptional items for the year ending 30 June 2023 to be in the range of 22%-24%.

(f) Dividend
The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2022 dividend cover is 2.0 times. The recommended final dividend for the year ended 30 June 2022, to be put to the shareholders for approval at the Annual General Meeting is 46.82 pence, an increase of 5% on the prior year final dividend. This brings the full year dividend to 76.18 pence per share, an increase of 5% on the prior year. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2023 to ensure Diageo's capital is allocated in the best way to maximise value for the business and stakeholders.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on register as of 26 August 2022. The ex-dividend date both for holders of ordinary shares and for US ADR holders is 25 August 2022. The final dividend, once approved by shareholders, will be paid to holders of ordinary shares on 20 October 2022 and payment to US ADR holders will be made on 25 October 2022. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 23 September 2022.

(g) Return of capital
Diageo's current return of capital programme, initially approved by the Board on 25 July 2019, seeks to return up to £4.5 billion to shareholders and is expected to be completed by 30 June 2023. Under the first two phases of the programme, which ended on 31 January 2020 and 11 February 2022 respectively, the company returned capital to shareholders via share buyback, at a cost, excluding transaction costs, of £2.25 billion. On 21 February 2022, the company announced the third phase of the programme with a value of up to £1.7 billion returned to shareholders, via share buybacks, to be completed no later than 5 October 2022. At 30 June 2022, £1.4 billion had been completed as part of the third phase. The remaining £0.9 billion of the programme is expected to be completed by 30 June 2023.

In the year ended 30 June 2022, the company purchased 61 million ordinary shares at a cost of £2,284 million (including transactions costs of £16 million). All shares purchased under the share buyback programme were cancelled. A financial liability of £117 million was established at 30 June 2022, representing the 3.3 million shares that were expected to be purchased by 28 July 2022.

Movements in net borrowings and equity

Movements in net borrowings

	2022	2021
	£ million	£ million
Net borrowings at the beginning of the year	(12,109)	(13,246)
Free cash flow (a)	2,783	3,037
Acquisitions (b)	(271)	(488)
Sale of businesses and brands	82	14
Share buyback programme (c)	(2,284)	(109)
Net sale of own shares for share schemes (d)	18	49
Purchase of treasury shares in respect of subsidiaries	(15)	-
Dividend paid to non-controlling interests	(81)	(77)
Net movements in bonds (e)	742	(216)
Purchase of shares of non-controlling interests (f)	-	(42)
Net movements in other borrowings (g)	79	(753)
Equity dividend paid	(1,718)	(1,646)
Net decrease in cash and cash equivalents	(665)	(231)
Net (increase)/decrease in bonds and other borrowings	(825)	967
Exchange differences (h)	(334)	598
Other non-cash items (i)	(204)	(197)
Net borrowings at the end of the year	(14,137)	(12,109)

(a) See page 54 for the analysis of free cash flow.

(b) Diageo completed a number of acquisitions in the year ended 30 June 2022, including: (i) on 27 January 2022, the acquisition of Casa UM, to expand its Reserve portfolio with the premium artisanal mezcal brand Mezcal Unión, (ii) on 31 March 2022, the acquisition of 21Seeds, to support Diageo's participation in the super premium flavoured tequila segment and (iii) on 29 June 2022, the acquisition of Vivanda, owner of the technology behind 'What's your Whisky' platform and the Journey of Flavour experience at Johnnie Walker Princes Street to support Diageo's ambition to provide customised brand experiences across all channels.

The final earn-out payment in respect of the Casamigos acquisition amounting to $113 million (£83 million) was made on 17 September 2021.

Contingent consideration paid in respect of other prior year acquisitions is primarily attributable to Aviation Gin and Davos Brands.

In the year ended 30 June 2021, Diageo completed the acquisition of Aviation Gin and Davos Brands for a total consideration of $337 million (£263 million) in cash and contingent consideration of up to $275 million (£214 million) over a 10-year period linked to performance targets. Diageo also completed a number of additional acquisitions for a total consideration of £95 million in cash and contingent consideration of £86 million, in each case linked to performance targets.

(c) See page 24 for details of Diageo's return of capital programmes.

(d) Net sale of own shares comprised receipts from employees on the exercise of share options of £32 million (2021 - £57 million) less purchase of own shares for the future settlement of obligations under the employee share option schemes of £14 million (2021 - £8 million).

(e) In the year ended 30 June 2022, the group issued bonds of €1,650 million (£1,371 million - net of discount and fee) and £892 million (including £8 million discount and fee) and repaid bonds of €900 million (£769 million) and $1000 million (£752 million).

In the year ended 30 June 2021, the group issued bonds of €700 million (£636 million - net of discount and fee) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and €775 million (£696 million).

(f) In the year ended 30 June 2021, East African Breweries Limited, a subsidiary of Diageo, completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).

(g) In the year ended 30 June 2022, the net movements in other borrowings principally arose from cash movement of foreign currency swaps and forwards partially offset by the repayment of lease liabilities.

In the year ended 30 June 2021, the net movements in other borrowings principally arose from cash movement of foreign currency swaps and forwards.

(h) In the year ended 30 June 2022, exchange losses arising on net borrowings of £334 million were primarily driven by adverse exchange movements on US dollar denominated borrowings, partially offset by favourable movement on euro denominated borrowings, cash and cash equivalents, foreign currency swaps and forwards.

In the year ended 30 June 2021, exchange gains arising on net borrowings of £598 million were primarily driven by favourable exchange movements on US dollar and euro denominated borrowings, partially offset by an adverse movement on cash and cash equivalents, foreign currency swaps and forwards.

(i) In the year ended 30 June 2022, other non-cash items were principally in respect of additional leases entered into during the year.

In the year ended 30 June 2021, other non-cash items are principally in respect of fair value losses of cross currency interest rate swaps and interest rate swaps partially offset by the fair value gains of borrowings.

Movements in equity

	2022	2021
	£ million	£ million
Equity at the beginning of the year	8,431	8,440
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey (a)	251	-
Adjusted equity at the beginning of the year	8,682	8,440
Profit for the year	3,338	2,799
Exchange adjustments (b)	799	(836)
Remeasurement of post employment plans net of taxation	497	(27)
Purchase of shares of non-controlling interests (c)	-	(42)
Hyperinflation adjustments net of taxation (a)	291	(12)
Associates' transactions with non-controlling interest	-	(91)
Dividend to non-controlling interests	(72)	(72)
Equity dividend paid	(1,718)	(1,646)
Share buyback programme (d)	(2,310)	(200)
Other reserve movements	7	118
Equity at the end of the year	9,514	8,431

(a) See page 37-38 for details of hyperinflation adjustment.

(b) Exchange movements in the year ended 30 June 2022 primarily arose from exchange gains driven by the US dollar and the Indian rupee partially offset by the Turkish lira. Exchange movements in the year ended 30 June 2021 primarily arose from exchange losses driven by the Indian rupee, the US dollar and the Turkish lira.

(c) In the year ended 30 June 2021, East African Breweries Limited completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).

(d) See page 24 for details of Diageo's return of capital programmes.

Post employment benefit plans
The net surplus of the group's post employment benefit plans increased by £707 million from £444 million at 30 June 2021 to £1,151 million at 30 June 2022. The increase in net surplus was predominantly attributable to the favourable change in the discount rate assumptions in the United Kingdom and Ireland due to the increase in returns from 'AA' rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (UK from 1.9% to 3.8%; Ireland from 1.0% to 3.2%) that was partially offset by the unfavourable actual change in the market value of assets held by the post employment benefit plans in the United Kingdom and Ireland, and the change in inflation rate assumptions in the United Kingdom and Ireland (UK from 3.0% to 3.1%; Ireland from 1.6% to 2.4%).

The operating profit charge before exceptional items decreased by £48 million from £87 million for the year ended 30 June 2021 to £39 million for the year ended 30 June 2022. The operating profit for the year ended 30 June 2022 includes settlement gains of £27 million in respect of the Enhanced Transfer Values exercise carried out in the Guinness Ireland Group Pension Scheme (GIGPS) and the Grand Metropolitan Pension Fund, and past service gain of £28 million as a result of the changes in the benefits of the GIGPS.

Total cash contributions by the group to all post employment benefit plans in the year ending 30 June 2023 are estimated to be approximately £70 million.

Condensed consolidated income statement

		Year ended 30 June 2022	Year ended 30 June 2021
	Notes	£ million	£ million
Sales	2	22,448	19,153
Excise duties		(6,996)	(6,420)
Net sales	2	15,452	12,733
Cost of sales		(5,973)	(5,038)
Gross profit		9,479	7,695
Marketing		(2,721)	(2,163)
Other operating items		(2,349)	(1,801)
Operating profit	2	4,409	3,731
Non-operating items	3	(17)	14
Finance income	4	497	278
Finance charges	4	(919)	(651)
Share of after tax results of associates and joint ventures		417	334
Profit before taxation		4,387	3,706
Taxation	5	(1,049)	(907)
Profit for the year		3,338	2,799

Attributable to:
Equity shareholders of the parent company		3,249	2,660
Non-controlling interests		89	139
		3,338	2,799

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,318	2,337
Dilutive potential ordinary shares		7	8
		2,325	2,345

		pence	pence
Basic earnings per share		140.2	113.8
Diluted earnings per share		139.7	113.4

Condensed consolidated statement of comprehensive income

	Year ended 30 June 2022	Year ended30 June 2021
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment benefit plans
Group	616	16
Associates and joint ventures	5	3
Non-controlling interests	(1)	-
Tax on post employment benefit plans	(123)	(46)
Changes in the fair value of equity investments at fair value through other comprehensive income	(12)	-
	485	(27)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	1,128	(1,233)
Associates and joint ventures	60	(240)
Non-controlling interests	171	(173)
Net investment hedges	(623)	810
Exchange loss recycled to the income statement
On disposal of foreign operations	63	-
Tax on exchange differences - group	(6)	(9)
Tax on exchange differences - non-controlling interests	-	(1)
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group	233	(298)
Transaction exposure hedging of the group	(172)	101
Hedges by associates and joint ventures	(15)	(1)
Commodity price risk hedging of the group	78	41
Recycled to income statement - hedge of foreign currency debt of the group	(239)	175
Recycled to income statement - transaction exposure hedging of the group	42	10
Recycled to income statement - commodity price risk hedging of the group	(46)	(2)
Tax on effective portion of changes in fair value of cash flow hedges	32	(6)
Hyperinflation adjustments	365	(17)
Tax on hyperinflation adjustments	(74)	5
	997	(838)
Other comprehensive income/(loss), net of tax, for the year	1,482	(865)
Profit for the year	3,338	2,799
Total comprehensive income for the year	4,820	1,934

Attributable to:
Equity shareholders of the parent company	4,561	1,969
Non-controlling interests	259	(35)
Total comprehensive income for the year	4,820	1,934

Condensed consolidated balance sheet

		30 June 2022		30 June 2021
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	12	11,902		10,764
Property, plant and equipment		5,848		4,849
Biological assets		94		66
Investments in associates and joint ventures		3,652		3,308
Other investments		37		40
Other receivables		37		36
Other financial assets		345		327
Deferred tax assets		114		100
Post employment benefit assets		1,553		1,018
			23,582		20,508
Current assets
Inventories	6	7,094		6,045
Trade and other receivables		2,933		2,385
Assets held for sale	14	222		-
Corporate tax receivables	5	149		145
Other financial assets		251		121
Cash and cash equivalents	7	2,285		2,749
			12,934		11,445
Total assets			36,516		31,953
Current liabilities
Borrowings and bank overdrafts	7	(1,522)		(1,862)
Other financial liabilities		(444)		(257)
Share buyback liability		(117)		(91)
Trade and other payables		(5,887)		(4,648)
Liabilities held for sale	14	(61)		-
Corporate tax payables	5	(252)		(146)
Provisions		(159)		(138)
			(8,442)		(7,142)
Non-current liabilities
Borrowings	7	(14,498)		(12,865)
Other financial liabilities		(703)		(384)
Other payables		(380)		(338)
Provisions		(258)		(274)
Deferred tax liabilities		(2,319)		(1,945)
Post employment benefit liabilities		(402)		(574)
			(18,560)		(16,380)
Total liabilities			(27,002)		(23,522)
Net assets			9,514		8,431

Equity
Share capital		723		741
Share premium		1,351		1,351
Other reserves		2,174		1,621
Retained earnings		3,550		3,184
Equity attributable to equity shareholders of the parent company			7,798		6,897
Non-controlling interests			1,716		1,534
Total equity			9,514		8,431

Condensed consolidated statement of changes in equity

				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Non-controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2020	742	1,351	2,272	(1,936)	4,343	2,407	6,772	1,668	8,440
Profit for the year	-	-	-	-	2,660	2,660	2,660	139	2,799
Other comprehensive loss	-	-	(652)	-	(39)	(39)	(691)	(174)	(865)
Total comprehensive (loss)/income for the year	-	-	(652)	-	2,621	2,621	1,969	(35)	1,934
Employee share schemes	-	-	-	59	(10)	49	49	-	49
Share-based incentive plans	-	-	-	-	49	49	49	-	49
Share-based incentive plans in respect of associates	-	-	-	-	3	3	3	-	3
Tax on share-based incentive plans	-	-	-	-	9	9	9	-	9
Purchase of non-controlling interests	-	-	-	-	(15)	(15)	(15)	(27)	(42)
Associates' transactions with non-controlling interests	-	-	-	-	(91)	(91)	(91)	-	(91)
Change in fair value of put option	-	-	-	-	(2)	(2)	(2)	-	(2)
Share buyback programme	(1)	-	1	-	(200)	(200)	(200)	-	(200)
Dividend declared for the year	-	-	-	-	(1,646)	(1,646)	(1,646)	(72)	(1,718)
At 30 June 2021	741	1,351	1,621	(1,877)	5,061	3,184	6,897	1,534	8,431
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey	-	-	-	-	251	251	251	-	251
Adjusted opening balance	741	1,351	1,621	(1,877)	5,312	3,435	7,148	1,534	8,682
Profit for the year	-	-	-	-	3,249	3,249	3,249	89	3,338
Other comprehensive income	-	-	535	-	777	777	1,312	170	1,482
Total comprehensive income for the year	-	-	535	-	4,026	4,026	4,561	259	4,820
Employee share schemes	-	-	-	39	50	89	89	-	89
Share-based incentive plans	-	-	-	-	59	59	59	-	59
Share-based incentive plans in respect of associates	-	-	-	-	4	4	4	-	4
Tax on share-based incentive plans	-	-	-	-	9	9	9	-	9
Share based payments and purchase of own shares in respect of subsidiaries	-	-	-	-	(11)	(11)	(11)	(6)	(17)
Unclaimed dividend	-	-	-	-	3	3	3	1	4
Change in fair value of put option	-	-	-	-	(34)	(34)	(34)	-	(34)
Share buyback programme	(18)	-	18	-	(2,310)	(2,310)	(2,310)	-	(2,310)
Dividend declared for the year	-	-	-	-	(1,720)	(1,720)	(1,720)	(72)	(1,792)
At 30 June 2022	723	1,351	2,174	(1,838)	5,388	3,550	7,798	1,716	9,514

Condensed consolidated statement of cash flows

	Year ended 30 June 2022		Year ended 30 June 2021
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	3,338		2,799
Taxation	1,049		907
Share of after tax results of associates and joint ventures	(417)		(334)
Net finance charges	422		373
Non-operating items	17		(14)
Operating profit		4,409		3,731
Increase in inventories	(740)		(443)
Increase in trade and other receivables	(378)		(446)
Increase in trade and other payables and provisions	939		1,220
Net (increase)/decrease in working capital		(179)		331
Depreciation, amortisation and impairment	828		447
Dividends received	190		290
Post employment payments less amounts included in operating profit	(89)		(30)
Other items	53		88
		982		795
Cash generated from operations		5,212		4,857
Interest received	110		89
Interest paid	(438)		(440)
Taxation paid	(949)		(852)
		(1,277)		(1,203)
Net cash inflow from operating activities		3,935		3,654
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	17		13
Purchase of property, plant and equipment and computer software	(1,097)		(626)
Movements in loans and other investments	(72)		(4)
Sale of businesses and brands	82		14
Acquisition of businesses	(271)		(488)
Net cash outflow from investing activities		(1,341)		(1,091)
Cash flows from financing activities
Share buyback programme	(2,284)		(109)
Net sale of own shares for share schemes	18		49
Purchase of treasury shares in respect of subsidiaries	(15)		-
Dividends paid to non-controlling interests	(81)		(77)
Proceeds from bonds	2,263		1,031
Repayment of bonds	(1,521)		(1,247)
Purchase of shares of non-controlling interests	-		(42)
Cash inflow from other borrowings(1)	503		34
Cash outflow from other borrowings(1)	(424)		(787)
Equity dividends paid	(1,718)		(1,646)
Net cash outflow from financing activities		(3,259)		(2,794)

Net decrease in net cash and cash equivalents		(665)		(231)
Exchange differences		239		(285)
Net cash and cash equivalents at beginning of the year		2,637		3,153
Net cash and cash equivalents at end of the year		2,211		2,637

Net cash and cash equivalents consist of:
Cash and cash equivalents		2,285		2,749
Bank overdrafts		(74)		(112)
		2,211		2,637
(1) For the year ended 30 June 2021, the previously reported line item of "Net movements in other borrowings" has been replaced with "Cash inflow from other borrowings" and "Cash outflow from other borrowings" to gross up the amounts shown above within these lines which had previously been shown net.

Notes

1. Basis of preparation

On 31 December 2020, International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) at that date were brought into UK law and became UK-adopted International Accounting Standards, with future changes being subject to endorsement by the UK Endorsement Board. Diageo plc transitioned to UK-adopted International Accounting Standards in its consolidated financial statements on 1 July 2021. This change constitutes a change in accounting framework. However, there is no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework.

The consolidated financial statements are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted by the UK, IFRSs as adopted by the EU and IFRSs, as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK and by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise. In preparing these condensed consolidated financial statements, the significant judgements made by management when applying the group's accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2021, with the exception of changes in estimates disclosed in note 15 Contingent liabilities and legal proceedings.

Going concern
Management has prepared cash flow forecasts which have also been sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management has included assumptions for mid-single digit net sales growth, operating margin improvement and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and plausible downside scenarios have incorporated considerations for a slower post-pandemic economic recovery, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group's cash position is still expected to remain strong, as the group's liquidity was protected by issuing €1,650 million of fixed rate euro and £900 million of fixed rate sterling denominated bonds in the year ended 30 June 2022. Mitigating actions, should they be required, are all within management's control and could include reductions in discretionary spending such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's condensed consolidated financial statements.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.33 (2021 - £1 = $1.35) and euro - £1 = €1.18 (2021 - £1 = €1.13). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.21 (30 June 2021 - £1 = $1.39) and euro - £1 = €1.16 (30 June 2021 - £1 = €1.17). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

New accounting standards and interpretations
The following amendment to the accounting standards, issued by the IASB and endorsed by the UK and EU, has been adopted by the group from 1 July 2021 with no impact on the group's consolidated results, financial position or disclosures:

-    Amendments to IFRS 16 - Covid-19-related rent concessions beyond 30 June 2021.

The following amendment issued by the IASB and endorsed by the UK and EU, has been adopted by the group:

-    Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform (phase 2). The amendment to IFRS 9 provides relief from applying specific hedge accounting and financial instrument derecognition requirements directly affected by interbank offered rate (IBOR) reform. By applying the practical expedient, Diageo is not required to discontinue its hedging relationships as a result of changes in reference rates due to IBOR reform. The amendment to IFRS 7 requires additional disclosure explaining the nature and extent of risk related to the reform and the progress of the transition. The adoption of Phase 2 Amendments in respect of disclosures and other accounting matters relating to Interest Rate Benchmark Reform had no material impact on the group's consolidated results or financial position and not resulted in any change to its risk management strategy.

The following standard issued by the IASB has been endorsed by the UK and EU and has not been adopted by the group:

-    IFRS 17 - Insurance contracts (effective from the year ending 30 June 2024) is ultimately intended to replace IFRS 4. Based on a preliminary assessment, the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of other amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group's consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2021 are not the company's statutory accounts (within the meaning of section 435 of the Companies Act 2006) for that financial year. Those statutory accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The financial information for the year ended 30 June 2022 set out in this document does not constitute the company's statutory accounts for that financial year, but is derived from those accounts. Those statutory accounts have been reported on by the company's auditor, PricewaterhouseCoopers LLP, and will be delivered to the Registrar of Companies in due course. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement function.

The group's operations also include the Corporate segment. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

For planning and management reporting purposes, Diageo uses budgeted exchange rates that are set at the prior year's weighted average exchange rate. In order to ensure a consistent basis on which performance is measured through the year, prior period results are also restated to the budgeted exchange rate. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group's reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year's budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Africa	Latin America and Caribbean	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Year ended 30 June 2022	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	6,682	5,740	5,624	2,403	1,945	2,010	(2,010)	22,394	54	22,448
Net sales
At budgeted exchange rates(1)	5,955	3,258	2,879	1,699	1,486	2,095	(2,016)	15,356	55	15,411
Acquisitions and disposals	34	23	-	15	3	-	-	75	-	75
SC&P allocation	9	46	9	3	12	(79)	-	-	-	-
Retranslation to actual exchange rates	97	(304)	(4)	(35)	24	(6)	6	(222)	(1)	(223)
Hyperinflation	-	189	-	-	-	-	-	189	-	189
Net sales	6,095	3,212	2,884	1,682	1,525	2,010	(2,010)	15,398	54	15,452
Operating profit/(loss)
At budgeted exchange rates(1)	2,388	1,086	703	346	528	(22)	-	5,029	(256)	4,773
Acquisitions and disposals	(28)	11	-	(10)	-	-	-	(27)	-	(27)
SC&P allocation	(1)	(18)	(2)	(1)	-	22	-	-	-	-
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	32	36	-	-	(3)	-	-	65	-	65
Fair value remeasurement of biological assets	-	-	-	-	(5)	-	-	(5)	-	(5)
Retranslation to actual exchange rates	63	(108)	10	(20)	18	-	-	(37)	18	(19)
Hyperinflation	-	10	-	-	-	-	-	10	-	10
Operating profit/(loss) before exceptional items	2,454	1,017	711	315	538	-	-	5,035	(238)	4,797
Exceptional items	(1)	(146)	(241)	-	-	-	-	(388)	-	(388)
Operating profit/(loss)	2,453	871	470	315	538	-	-	4,647	(238)	4,409
Non-operating items										(17)
Net finance charges										(422)
Share of after tax results of associates and joint ventures										417
Profit before taxation										4,387

	North America	Europe	Asia Pacific	Africa	Latin America and Caribbean	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Year ended 30 June 2021	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	5,803	4,795	5,146	2,020	1,369	1,537	(1,537)	19,133	20	19,153
Net sales
At budgeted exchange rates(1)	5,527	2,579	2,561	1,541	1,176	1,627	(1,548)	13,463	20	13,483
Acquisitions and disposals	28	2	-	5	-	-	-	35	-	35
SC&P allocation	9	45	9	3	13	(79)	-	-	-	-
Retranslation to actual exchange rates	(355)	(68)	(82)	(137)	(143)	(11)	11	(785)	-	(785)
Net sales	5,209	2,558	2,488	1,412	1,046	1,537	(1,537)	12,713	20	12,733
Operating profit/(loss)
At budgeted exchange rates(1)	2,469	728	628	228	422	(97)	-	4,378	(218)	4,160
Acquisitions and disposals	(18)	(3)	-	-	-	-	-	(21)	-	(21)
SC&P allocation	(30)	(32)	(5)	(3)	(27)	97	-	-	-	-
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(9)	(27)	-	-	-	-	-	(36)	-	(36)
Retranslation to actual exchange rates	(175)	(31)	(15)	(54)	(92)	-	-	(367)	10	(357)
Operating profit/(loss) before exceptional items	2,237	635	608	171	303	-	-	3,954	(208)	3,746
Exceptional items	-	(15)	-	-	-	-	-	(15)	-	(15)
Operating profit/(loss)	2,237	620	608	171	303	-	-	3,939	(208)	3,731
Non-operating items										14
Net finance charges										(373)
Share of after tax results of associates and joint ventures										334
Profit before taxation										3,706
(1)These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(i)The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the geographical segments, inter-segment sales are not material.
(ii)Approximately 37% of annual net sales occurred in the last four months of  calendar year 2021.

(b) Category and geographical analysis
	Category analysis					Geographical analysis
Year ended 30 June 2022	Spirits £ million	Beer £ million	Ready to drink £ million	Other £ million	Total £ million	United States £ million	India £ million	Great Britain £ million	Nether- lands £ million	Rest of world £ million	Total £ million
Sales(1)	18,164	3,128	882	274	22,448	6,327	3,219	2,142	89	10,671	22,448
Year ended 30 June 2021
Sales(1)	15,634	2,562	741	216	19,153	5,441	3,011	1,822	70	8,809	19,153
(1)The geographical analysis of sales is based on the location of third-party sales.

3. Exceptional items

Exceptional items are those that in management's judgement need to be disclosed separately. See page 49 for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Year ended 30 June 2022	Year ended 30 June 2021
	£ million	£ million
Exceptional operating items
Brand, goodwill, tangible and other assets impairment	(336)	-
Winding down Russian operations	(50)	-
Donations	(2)	(5)
Ongoing litigation in Turkey	-	(15)
Guaranteed minimum pension equalisation	-	(5)
Obsolete inventories	-	7
Substitution drawback	-	3
	(388)	(15)
Non-operating items
Sale of businesses and brands
Meta Abo Brewery	(95)	-
Windsor business	(19)	-
Picon brand	91	-
United National Breweries	6	10
USL businesses	-	3
Portfolio of 19 brands	-	1
	(17)	14

Exceptional items before taxation	(405)	(1)

Items included in taxation
Tax on exceptional operating items	54	4
Tax on exceptional non-operating items	(23)	-
Exceptional taxation	-	(88)
	31	(84)

Total exceptional items	(374)	(85)

Attributable to:
Equity shareholders of the parent company	(271)	(86)
Non-controlling interests	(103)	1
Total exceptional items	(374)	(85)

Operating exceptional items are charged to other operating expenses.

See page 23 for detailed explanation on exceptional items.

4. Finance income and charges

	Year ended 30 June 2022	Year ended 30 June 2021
	£ million	£ million
Interest income	127	119
Fair value gain on financial instruments	341	124
Total interest income	468	243
Interest charge on bank loans, bonds and overdrafts	(371)	(365)
Interest charge on leases	(12)	(16)
Fair value loss on financial instruments	(346)	(126)
Interest charge on other borrowings	(92)	(84)
Total interest charges	(821)	(591)
Net interest charges	(353)	(348)

Net finance income in respect of post employment plans in surplus	22	18
Hyperinflation adjustment in respect of Venezuela (a)	1	2
Interest income in respect of direct and indirect tax	2	15
Unwinding of discounts	4	-
Total other finance income	29	35
Foreign exchange revaluation of monetary items in respect of Lebanon (a)	(3)	(8)
Net finance charge in respect of post employment plans in deficit	(12)	(13)
Unwinding of discounts	(11)	(20)
Interest charge in respect of direct and indirect tax	(16)	(11)
Change in financial liability (Level 3)	(20)	(7)
Hyperinflation adjustment in respect of Turkey (a)	(34)	-
Guarantee fees	(1)	(1)
Other finance charges	(1)	-
Total other finance charges	(98)	(60)
Net other finance charges	(69)	(25)

(a) Hyperinflation adjustment
The group applied hyperinflationary accounting for its operations in Turkey, Venezuela and Lebanon.

In March 2022, the three-year cumulative inflation in Turkey exceeded 100% and as a result, hyperinflationary accounting was applied for the year ended 30 June 2022 in respect of the group's operations in Turkey. The group's consolidated financial statements include the results and financial position of its Turkish operations restated to the measuring unit current at the end of the period, with hyperinflationary gains and losses in respect of monetary items being reported in finance charges. Comparative amounts presented in the consolidated financial statements were not restated. Hyperinflationary accounting needs to be applied as if Turkey has always been a hyperinflationary economy, hence, as per Diageo's accounting policy choice, the differences between equity at 30 June 2021 as reported and the equity after the restatement of the non-monetary items to the measuring unit current at 30 June 2021 were recognised in retained earnings. Such restatement includes impairment of TRL 2,133 million (£177 million) recognised on the goodwill in the Turkey cash-generating unit and TRL 1,627 million (£135 million) in respect of the Yenì Raki brand, as a result of the increased carrying values for those due to hyperinflation adjustments. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening balances to the measuring unit current at the end of the reporting period is presented in other comprehensive income. The inflation rate used by the group is the official rate published by the Turkish Statistical Institute, TurkStat. The movement in the publicly available official price index for the year ended 30 June 2022 was 79% (2021 - 18%).

Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. The exchange rate used to translate the results of the group's Venezuelan operations was           VES/£ 759 for the year ended 30 June 2022 (2021 - VES/£ 237). These rates reflect management's estimate of the exchange rate considering inflation and the most appropriate official exchange rate. Movement in the price index for the year ended 30 June 2022 was 268% (2021 - 1,991%). The inflation rate used by the group is provided by an independent valuer because no reliable, officially published rate is available for Venezuela.

The following table presents the contribution of the group's Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2022 and 30 June 2021 and with the amounts that would have resulted if the official reference exchange rate had been applied:

	Year ended 30 June 2022		Year ended 30 June 2021
	At estimated exchange rate	At official reference exchange rate	At estimated exchange rate(1)	At official reference exchange rate(1)
	759 VES/£	7 VES/£	237 VES/£	4 VES/£
	£ million	£ million	£ million	£ million
Net sales	-	15	-	4
Operating (loss)/profit	(1)	(1)	(1)	11
Other finance income - hyperinflation adjustment	1	157	2	122
Net cash (outflow)/inflow from operating activities	-	(5)	-	9
Net assets	41	4,606	38	2,016
(1)Prior year rates have been restated to reflect the Central Bank of Venezuela's decision to cut six zeros from the bolivar currency from 1 October 2021.
Sterling amounts presented at the official reference exchange rate are results of simple mathematical conversion.

The impact of hyperinflationary accounting for Lebanon was immaterial both in the current and comparative periods.

5. Taxation

For the year ended 30 June 2022, the £1,049 million tax charge (2021 - £907 million) comprises a UK tax charge of £186 million (2021 - £168 million) and a foreign tax charge of £863 million (2021 - £739 million).

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant accounting standard taking into account best estimates and management's judgements concerning the ultimate outcome of the tax audit. For the year ended 30 June 2022, the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £149 million (30 June 2021 - £145 million) and tax liability of £252 million (30 June 2021 - £146 million) include £156 million (30 June 2021 - £129 million) of provisions for tax uncertainties.

On 20 December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750 million. In addition, on 20 July 2022, HM Treasury released draft UK legislation that would commence for accounting periods starting on or after 31 December 2023 (i.e. year ending 30 June 2025 for Diageo). Diageo is reviewing this draft legislation and monitoring the status of implementation outside of the UK to understand the potential impact on the group.

The tax rate before exceptional items for the year ended 30 June 2022 was 22.5% compared with 22.2% for the year ended 30 June 2021.

6. Inventories

	30 June 2022	30 June 2021
	£ million	£ million
Raw materials and consumables	489	348
Work in progress	86	60
Maturing inventories	5,229	4,668
Finished goods and goods for resale	1,290	969
	7,094	6,045

7. Net borrowings

	30 June 2022	30 June 2021
	£ million	£ million
Borrowings due within one year and bank overdrafts	(1,522)	(1,862)
Borrowings due after one year	(14,498)	(12,865)
Fair value of foreign currency forwards and swaps	356	169
Fair value of interest rate hedging instruments	(283)	63
Lease liabilities	(475)	(363)
	(16,422)	(14,858)
Cash and cash equivalents	2,285	2,749
	(14,137)	(12,109)

8. Reconciliation of movement in net borrowings

	Year ended 30 June 2022	Year ended 30 June 2021
	£ million	£ million
Net decrease in cash and cash equivalents before exchange	(665)	(231)
Net (increase)/decrease in bonds and other borrowings(1)	(825)	967
Net (increase)/decrease in net borrowings from cash flows	(1,490)	736
Exchange differences on net borrowings	(334)	598
Other non-cash items(2)	(204)	(197)
Net borrowings at beginning of the year	(12,109)	(13,246)
Net borrowings at end of the year	(14,137)	(12,109)
(1)In the year ended 30 June 2022, net increase in bonds and other borrowings excludes £4 million cash outflow in respect of derivatives designated in forward point hedges (2021 - £2 million).
(2)In the year ended 30 June 2022, other non-cash items were principally in respect of additional leases entered into during the period. In the year ended 30 June 2021, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps, partially offset by the fair value changes of borrowings.

In the year ended 30 June 2022, the group issued bonds of €1,650 million (£1,371 million, net of discount and fee) and £892 million (including £8 million discount and fee) and repaid bonds of €900 million (£769 million) and $1000 million (£752 million).  In the year ended 30 June 2021, the group issued bonds of €700 million (£636 million, net of discount and fee) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and €775 million (£696 million).

All bonds and commercial papers issued by Diageo plc's 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument's term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2022 an amount of £216 million (30 June 2021 - £149 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2022, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance. The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2024, the fair value of the liability would increase by approximately £69 million.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £381 million linked to certain performance targets which are expected to be paid over the next eight years.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2022.

The group's financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2022	30 June 2021
	£ million	£ million
Derivative assets	480	443
Derivative liabilities	(456)	(129)
Valuation techniques based on observable market input (Level 2)	24	314
Financial assets - other	184	138
Financial liabilities - other	(587)	(578)
Valuation techniques based on unobservable market input (Level 3)	(403)	(440)

In the years ended 30 June 2022 and 30 June 2021, the increase in financial assets - other of £46 million (2021 - £22 million) is principally in respect of acquisitions.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapafinancialliability	Contingent consideration recognised on acquisition of businesses(1)	Zacapafinancialliability	Contingent consideration recognised on acquisition of businesses(1)
	Year ended 30 June 2022	Year ended 30 June 2022	Year ended 30 June 2021	Year ended 30 June 2021
	£ million	£ million	£ million	£ million
At the beginning of the year	(149)	(429)	(167)	(249)
Net (losses)/gains included in the income statement	(20)	62	(7)	(47)
Net (losses)/gains included in exchange in other comprehensive income	(26)	(39)	21	31
Net losses included in retained earnings	(34)	-	(2)	-
Acquisitions	-	(70)	-	(253)
Settlement of liabilities	13	105	6	89
At the end of the year	(216)	(371)	(149)	(429)

(1)Included in the balance at 30 June 2022 is £157 million in respect of the acquisition of Aviation Gin and Davos Brands (2021 - £177 million), £59 million in respect of the acquisition of 21Seeds, £57 million in respect of the acquisition of Lone River Ranch Water (2021 - £49 million) and £nil in respect of the acquisition of Casamigos as it was fully repaid on 17 September 2021 (2021-- £80 million).

The carrying amount of the group's financial assets and liabilities is generally the same as their fair value apart from borrowings. At 30 June 2022, the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was £15,628 million, and the carrying value was £16,020 million (30 June 2021 - £15,895 million and £14,727 million, respectively).

10. Dividends and other reserves

	Year ended 30 June 2022	Year ended 30 June 2021
	£ million	£ million
Amounts recognised as distributions to equity shareholders
Final dividend for the year ended 30 June 2021 of 44.59 pence per share (2020 - 42.47 pence)	1,040	992
Interim dividend for the year ended of 30 June 2022 of 29.36 pence per share (2021 - 27.96 pence)	680	654
	1,720	1,646

A final dividend of 46.82 pence per share was recommended by the Board of Directors on 27 July 2022 for approval by shareholders at the Annual General Meeting scheduled to be held on 6 October 2022 bringing the full year dividend to 76.18 pence per share for the year ended 30 June 2022. As the approval will be after the balance sheet date, the final dividend has not been included as a liability.

Other reserves of £2,174 million at 30 June 2022 (2021 - £1,621 million) include a capital redemption reserve of £3,220 million (2021 - £3,202 million), a hedging reserve surplus of £26 million (2021 - £113 million) and an exchange reserve deficit of £1,072 million (2021 - £1,694 million). Currency basis spreads included in the hedging reserve represent the cost of hedging arising as a result of imperfections of foreign exchange markets. Exclusion of currency basis spreads would result in a £22 million (2021 - £22 million) credit to hedging reserve.

11. Acquisition of businesses

Fair value of assets and liabilities acquired and cash consideration paid in respect of acquisition of subsidiaries in the year ended 30 June 2022 were as follows:

Total
£ million
Brands and other intangibles	120
Inventories	6
Other working capital	3
Deferred tax	(31)
Cash	1
Fair value of assets and liabilities	99
Goodwill arising on acquisition	70
Settlement of pre-existing relationship	(1)
Step acquisitions	(6)
Consideration payable	162
Satisfied by:
Cash consideration paid	(88)
Contingent consideration payable	(70)
Deferred consideration payable	(4)
(162)

Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2022 were as follows:

Consideration
£ million
Acquisitions in the year - subsidiaries
Cash consideration paid	(88)
Prior year acquisitions - subsidiaries
Contingent consideration paid for Casamigos	(83)
Other consideration	(36)
Investments in associates
Cash consideration paid	(4)
Capital injection	(61)
Cash acquired	1
Net cash outflow on acquisition of businesses	(271)
Purchase of shares of non-controlling interests	-
Total net cash outflow	(271)

Diageo completed a number of acquisitions in the year ended 30 June 2022, including: (i) on 27 January 2022, the acquisition of Casa UM, to expand its Reserve portfolio with the premium artisanal mezcal brand, Mezcal Unión, (ii) on 31 March 2022, the acquisition of 21Seeds, to support Diageo's participation in the super premium flavoured tequila segment and (iii) on 29 June 2022, the acquisition of Vivanda, owner of the technology behind 'What's your Whisky' platform and the Journey of Flavour experience at Johnnie Walker Princes Street to support Diageo's ambition to provide customised brand experiences across all channels. The fair values of assets and liabilities acquired in respect of 21Seeds are provisional and will be finalised in the year ending 30 June 2023.

The final earn-out payment of Casamigos amounting to $113 million (£83 million) was made on 17 September 2021.

Contingent consideration paid in respect of other prior year acquisitions is primarily attributable to Aviation Gin and Davos Brands.

12. Intangible assets

Following the announcement by USL of the sale and franchise agreements for selected Popular brands on 27 May 2022, the cash-generating unit structure of the USL brands has been revised, in order to reflect the strategic changes in the management and operation of USL's portfolio of the remaining brands. As a result, the former Popular brands category has been abandoned and the impairment reviews have been performed on an individual brand basis for the year ended 30 June 2022.

Value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount of the McDowell's No.1 cash-generating unit. The value in use that was calculated exceeded the fair value less costs of disposal. As a result of the impairment review, an impairment charge of £240 million for the year ended 30 June 2022 was recognised in exceptional operating items in respect of the McDowell's No.1 brand. The charge was a result of higher discount rate reflecting the adverse inflationary and macroeconomic environment and of a reduction in forecast cash flow assumptions of McDowell's No.1 Popular segment, which is reflective of USL's stated position on participation in the popular segment and aligned with the recently announced sale and franchising of the majority of the portfolio of Popular brands. The brand impairment reduced the deferred tax liability by £35 million. The recoverable amount of the McDowell's No.1 cash generating unit is £892 million.

Value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount of the Bell's cash-generating unit. The value in use that was calculated exceeded the fair value less costs of disposal. As a result of the impairment review, an impairment charge of £77 million for the year ended 30 June 2022 was recognised in exceptional operating items in respect of the Bell's brand. Forecast cash flow assumptions were reduced principally due to the wind down of the Russian operations, as well as the increase in discount rates due to the inflationary and higher macroeconomic risk environment in the world. The brand impairment reduced the deferred tax liability by £20 million. The recoverable amount of the Bell's cash-generating unit is £145 million.

In March 2022, a decision was taken to suspend exporting to and selling in Russia and on 28 June 2022, Diageo decided that it would wind down its operations in Russia over the following six months. As a result, an impairment charge of £19 million for the year ended 30 June 2022 in respect of the Smirnov goodwill was recognised in exceptional operating items.

The Turkish economy became hyperinflationary for the year ended 30 June 2022, resulting in the recognition of hyperinflation adjustments on the Turkey cash-generating unit for the opening balances at 1 July 2021 and for the year-end balances at 30 June 2022. During the impairment review of the Turkey cash-generating unit, including goodwill and the Yenì Raki brand, value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. As a result of the impairment reviews, an impairment charge of TRY 3,760 million (£312 million) on the opening carrying amount of the Turkey cash-generating unit was recognised in retained earnings. From this impairment charge, TRY 1,627 million (£135 million) was directly attributable to the Yenì Raki brand and the remaining TRY 2,133 million (£177 million) impairment charge was recognised on the Turkey goodwill.

Impairment testing for the year ended 30 June 2022 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions. The table below shows the headroom at 30 June 2022 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

			Increase in discount rate		Decrease in terminal growth rate		Decrease in annual growth rate in forecast period 2023-2029		Decrease in cash flows		Decrease in future volume forecast		Further devaluation of local currency
	Carrying value of CGU £ million	Headroom £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million
McDowell's No.1	892	-	1ppt	(92)	n/a	n/a	2ppt	(121)	n/a	n/a	n/a	n/a	n/a	n/a
Bell's	145	-	3ppt	(27)	1ppt	(9)	n/a	n/a	10%	(15)	n/a	n/a	n/a	n/a
Yenì Raki	346	44	7ppt	(95)	n/a	n/a	n/a	n/a	n/a	n/a	4%	(20)	n/a	n/a
Turkey	688	14	7ppt	(249)	1ppt	(13)	n/a	n/a	10%	(88)	1%	(124)	66%	(69)

13. Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the year ended 30 June 2022 were as follows:

Total
£ million
Sale consideration
Cash received	106
Overdraft disposed of	2
Transaction and other directly attributable costs paid	(26)
Net cash received	82
Transaction costs payable	(16)
66
Net assets disposed of
Goodwill	(14)
Property, plant and equipment	(11)
Inventories	(4)
Other working capital	15
Other borrowings	1
Corporation tax	(5)
Deferred tax	(2)
(20)
Exchange recycled from other comprehensive income	(63)
Loss on disposal before taxation	(17)
Taxation	(23)
Loss on disposal after taxation	(40)

On 25 April 2022, Diageo sold its Ethiopian subsidiary, Meta Abo Brewery Share Company. A loss of £95 million was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of £63 million recycled to the income statement.

On 10 May 2022, Diageo completed the sale of the Picon brand for an upfront consideration of €117 million (£100 million). The gain of £91 million, net of disposal cost, was recognised as a non-operating item in the income statement.

In the year ended 30 June 2022, ZAR 133 million (£6 million) (2021 - £10 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries. The disposal was completed on 1 April 2020 for an aggregate consideration of ZAR 600 million (£27 million) from which ZAR 378 million (£17 million) was deferred.

14. Assets and liabilities held for sale

	Windsorbusiness£ million	USL Popularbrands£ million	2022£ million
Intangible assets	145	20	165
Property, plant and equipment	3	9	12
Other investments	1	-	1
Inventories	6	15	21
Trade and other receivables	1	22	23
Assets held for sale	156	66	222
Trade and other payables	(5)	(13)	(18)
Corporation tax	(6)	-	(6)
Deferred tax	(28)	(7)	(35)
Leases	(2)	-	(2)
Liabilities held for sale	(41)	(20)	(61)
Total	115	46	161

Diageo signed a share purchase agreement on 25 March 2022 with Bayside/Metis Private Equity Consortium to dispose of the Windsor business in Korea. The sale is considered to be highly probable and it is anticipated to complete in the year ending 30 June 2023.

Following the strategic review of its selected Popular brands, on 27 May 2022, United Spirits Limited reached agreement with Inbrew Beverages Pvt Limited for the sale of 32 brands, including Old Tavern and White Mischief. The sale covers the related contracts, permits, intellectual property rights, associated employees, working capital and a manufacturing facility. The transaction is highly probable to be completed in the year ending 30 June 2023.

It is unlikely that any significant change would take place to the plan to sell these asset groups, hence the impacted assets and liabilities were classified as held for sale at 30 June 2022. Assets and liabilities were measured at their cost as the lower of cost and fair value less cost of disposal.

15. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 30 June 2022, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2022, Diageo has a 55.94% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.

Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the Supreme Court of India.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL's shareholders and UBHL's secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL's articles of association to nominate USL's CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL's subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL's directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.

(c) Continuing matters relating to Dr Vijay Mallya and affiliates
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL's subsidiaries.

Diageo's agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£62 million) to Dr Mallya over a five-year period of which $40 million (£33 million) was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£6 million) a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya's compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya's personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£117 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million (£33 million) paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£117 million) (plus interest) in relation to Watson's liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.
Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL's liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million (£112 million) plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL's remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. Dr Mallya has applied for permission to appeal the bankruptcy order and a prior order of the English High Court related to the bankruptcy. The consortium of Indian banks has also applied for permission to appeal a prior order of the English High Court related to the bankruptcy. The bankruptcy proceedings are ongoing. In light of the uncertainty posed by the ongoing bankruptcy proceedings the trial has been vacated to allow time for discussions between the parties regarding the future status and management of the proceedings in light of the bankruptcy and pending appeal to take place.

At this stage, it is not possible to assess the extent to which the various proceedings related to these bankruptcy matters will affect the remaining elements of the claims by Diageo and the relevant members of its group.

Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parities identified pursuant to the Additional Inquiry.

Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other matters in relation to USL
In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore that SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo's appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo's earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT's order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law and has filed another appeal before the SAT against the order. Diageo's appeal is currently pending. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.

(e) USL's dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£66 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank's actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£5 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court's writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL's management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million (£5 million) remains recoverable from IDBI.

(f) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as a result of tax assessments) may result in losses to the group. In the circumstances where tax authorities have raised assessments, challenging interpretations which may lead to a possible material outflow, these have been included as contingent liabilities. Where the potential tax exposures are known to us and have not been assessed, the group considers disclosure of such matters taking into account their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.

Diageo has a large number of ongoing tax cases in Brazil and India. Since assessing an accurate value of contingent liabilities in these markets requires a high degree of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately £545 million for Brazil and up to approximately £131 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2019 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 30 June 2022 is £120 million (corporate tax payments of £108 million and indirect tax payments of £12 million).

In the United States, a lawsuit was filed on 15 April 2019 by the National Association of Manufacturers (NAM) against the United States Department of the Treasury (US Treasury) and the United States Customs and Border Protection (CBP) on behalf of its affected industry members, including Diageo, to invalidate regulations published in February 2019 and to ensure that substitution drawback is permitted in accordance with 19 USC § 1313(j)(2) as amended by the Trade Facilitation and Trade Enforcement Act of 2015, which was enacted on 24 February 2016 (TFTEA). Substitution drawback permits the refund, including of excise taxes, paid on imported merchandise when sufficiently similar substitute merchandise is exported. The United States Congress passed the TFTEA to, among other things, clarify and broaden the standard for what constitutes substitute merchandise. This change should entitle Diageo to obtain substitution drawback in respect of certain eligible product categories. Despite this change in the law, the US Treasury and CBP issued final regulations in 2019 declaring that substitution drawback is not available for imports when substituted with an export on which no tax was paid. The Court of International Trade issued a judgment in favour of NAM on 18 February 2020, denying the request by the US Treasury and CBP for a stay of payment on 15 May 2020, and on 26 May 2020, ordered the immediate processing of claims. The US Treasury and CBP filed an appeal with the US Court of Appeals for the Federal Circuit in 2021. During the year ended 30 June 2022, the US Court of Appeals dismissed the appeal, confirming the decision of the Court of International Trade. The deadline for the US Treasury and CBP to seek a review at the US Supreme Court level has passed and, as a result, this matter has been resolved.

(g) Information request
Diageo has received an inquiry from the US Securities and Exchange Commission requesting information relating to Diageo's business operations in certain markets and to its policies, procedures and compliance environment. Diageo is responding to this information request but is currently unable to assess whether the inquiry will evolve into any enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(h) Other
The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

16. Related party transactions

The group's significant related parties are its associates, joint ventures, key management personnel and post employment benefit plans.

There were no transactions with these related parties during the year ended 30 June 2022 on terms other than those that prevail in arm's length transactions.

17. Post balance sheet events

On 14 July 2022, Diageo announced that it had agreed to sell Guinness Cameroun S.A., its brewery in Cameroon, to Castel Group for £389 million. The transaction is expected to be completed in the first half of the year ending 30 June 2023, subject to regulatory clearances. As per management's judgement, the criteria to classify the business of Guinness Cameroun S.A. as held for sale are not met, hence such classification was not applied on 30 June 2022 in respect of this business.

Additional information

Explanatory notes

Comparisons are to the year ended 30 June 2021 (2021) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. Please refer to pages 59-60 - 'Cautionary statement concerning forward-looking statements' for more details.

This announcement includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures
Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit increase to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements
Organic information is presented using sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled '2021 adjusted'. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates
Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates starting from the year ending 30 June 2023. Reported results are recalculated as if they had been generated at those forward-looking rates.

(b) Acquisitions and disposals
For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management's judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items
Exceptional items are those that in management's judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Growth on a constant basis
Growth on a constant basis is a measure used by the group to understand the trends of the business and its recovery towards pre-Covid-19 performance.

The 2019 adjusted base is an appropriate comparator for fiscal 19 to fiscal 22 growth calculation on a constant basis, as the rates used for constant currency calculations in fiscal 20 were not materially different from those used for constant currency calculations in fiscal 21 and fiscal 22, and there were no material acquisition or disposal related adjustments or accounting treatment changes in the period.

2019 to 2022 growth on a constant basis is calculated as adding up the respective periods' organic movement in the row titled 'Organic movement' in the tables below, expressed as a percentage of the relevant absolute amount in the row titled '2019 adjusted'. The most comparable GAAP financial measure is '2019 to 2022 reported movement %' in the tables below which is calculated by combining the reported movements for the respective periods, expressed as a percentage of the 2019 reported amount.

Organic growth excluding Travel Retail and Guinness
Additional information on the performance of the business excluding Travel Retail and Guinness was provided in prior years. However, the recovery of the on-trade for Guinness, particularly in Europe, and the partial recovery of Travel Retail has made this measure redundant and therefore no additional information is disclosed for fiscal 22.

Adjustment in respect of hyperinflation
Before 2022, organic results from hyperinflationary economies were translated at respective years' actual rates which meant that organic movements were broadly in line with reported movements. A review of this methodology was completed in 2022 when Turkey became a hyperinflationary economy.

The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.

Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' has been updated to include price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments are made to all income statement related lines in the organic movement calculations.

In the tables presenting the calculation of organic movements, 'hyperinflation' has been added as a reconciling item between reported and organic movements that also includes the relevant IAS 29 adjustments. Organic movements for Argentina, Venezuela and Lebanon have not been recalculated in line with this methodology as their contribution is not significant.

Organic movement calculations for the year ended 30 June 2022 were as follows:

	North America million	Europe million	Asia Pacific million	Africa million	Latin America and Caribbean million	Corporate million	Total million
Volume (equivalent units)
2019 reported	49.4	45.4	95.1	33.6	22.4	-	245.9
Disposals	(2.1)	(0.1)	-	(2.7)	-	-	(4.9)
2019 adjusted	47.3	45.3	95.1	30.9	22.4	-	241.0
Organic movement (2020)	0.1	(5.2)	(14.5)	(4.0)	(3.4)	-	(27.0)
Organic movement (2021)	5.1	2.9	7.0	4.8	4.1	-	23.9
2020 and 2021 movement on a constant basis	5.2	(2.3)	(7.5)	0.8	0.7	-	(3.1)

Volume (equivalent units)
2021 reported	53.2	42.7	87.6	31.8	23.1	-	238.4
Disposals(2)	-	(0.7)	-	(0.4)	-	-	(1.1)
2021 adjusted	53.2	42.0	87.6	31.4	23.1	-	237.3
Organic movement	1	9	7	4	4	-	24.5
Acquisitions and disposals(2)	0.2	0.7	-	0.3	-	-	1.2
2022 reported	54.8	51.2	94.2	35.7	27.1	-	263.0
Organic movement %	3	20	8	13	17	-	10

2019 to 2022 reported growth %	11	13	(1)	6	21	-	7
2019 to 2022 growth on a constant basis %	13	15	(1)	16	21	-	9

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Sales
2021 reported	5,803	4,795	5,146	2,020	1,369	20	19,153
Exchange	1	(1)	(8)	2	3	-	(3)
Disposals(2)	-	(21)	-	(30)	-	-	(51)
2021 adjusted	5,804	4,773	5,138	1,992	1,372	20	19,099
Organic movement	735	1,298	525	433	541	35	3,567
Acquisitions and disposals(2)	38	26	-	20	5	-	89
Exchange	105	(885)	(39)	(42)	27	(1)	(835)
Hyperinflation	-	528	-	-	-	-	528
2022 reported	6,682	5,740	5,624	2,403	1,945	54	22,448
Organic movement %	13	27	10	22	39	175	19

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Net sales
2019 reported	4,460	2,939	2,688	1,597	1,130	53	12,867
Exchange	(34)	(19)	1	(2)	4	2	(48)
Reclassification	-	-	-	-	(10)	-	(10)
Disposals	(75)	(1)	(1)	(91)	(1)	-	(169)
2019 adjusted	4,351	2,919	2,688	1,504	1,123	55	12,640
Organic movement (2020)	105	(358)	(423)	(200)	(169)	(16)	(1,061)
Organic movement (2021)	929	108	308	258	275	(18)	1,860
2020 and 2021 movement on a constant basis	1,034	(250)	(115)	58	106	(34)	799

Net sales
2021 reported	5,209	2,558	2,488	1,412	1,046	20	12,733
Exchange(1)	1	-	(2)	2	1	-	2
Disposals(2)	-	(20)	-	(20)	-	-	(40)
2021 adjusted	5,210	2,538	2,486	1,394	1,047	20	12,695
Organic movement	754	766	402	308	451	35	2,716
Acquisitions and disposals(2)	34	23	-	15	3	-	75
Exchange(1)	97	(304)	(4)	(35)	24	(1)	(223)
Hyperinflation	-	189	-	-	-	-	189
2022 reported	6,095	3,212	2,884	1,682	1,525	54	15,452
Organic movement %	14	30	16	22	43	175	21

2019 to 2022 reported growth %	37	9	7	5	35	2	20
2019 to 2022 growth on a constant basis %	41	18	11	24	50	2	28

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Marketing
2021 reported	936	473	418	168	161	7	2,163
Exchange	-	(1)	1	(3)	-	(1)	(4)
Disposals(2)	-	(1)	-	(2)	-	-	(3)
2021 adjusted	936	471	419	163	161	6	2,156
Organic movement	222	122	68	36	79	5	532
Acquisitions and disposals(2)	24	1	-	2	1	-	28
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(1)	-	-	-	-	-	(1)
Exchange	19	(34)	3	(2)	2	1	(11)
Hyperinflation	-	17	-	-	-	-	17
2022 reported	1,200	577	490	199	243	12	2,721
Organic movement %	24	26	16	22	49	83	25

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Operating profit before exceptional items
2019 reported							4,116
Exchange							-
Disposal							(29)
2019 adjusted							4,087
Organic movement (2020)							(589)
Organic movement (2021)							627
2020 and 2021 movement on a constant basis							38

Operating profit before exceptional items
2021 reported	2,237	635	608	171	303	(208)	3,746
Exchange(1)	(14)	(2)	(5)	10	7	(9)	(13)
Fair value remeasurement of contingent considerations and equity option	7	27	-	-	-	-	34
Acquisitions and disposals(2)	9	(10)	-	12	-	-	11
2021 adjusted	2,239	650	603	193	310	(217)	3,778
Organic movement	148	418	98	152	218	(39)	995
Acquisitions and disposals(2)	(28)	11	-	(10)	-	-	(27)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	32	36	-	-	(3)	-	65
Fair value remeasurement of biological assets	-	-	-	-	(5)	-	(5)
Exchange(1)	63	(108)	10	(20)	18	18	(19)
Hyperinflation	-	10	-	-	-	-	10
2022 reported	2,454	1,017	711	315	538	(238)	4,797
Organic movement %	7	64	16	79	70	(18)	26

Organic operating margin % (3)
2022	40.0	32.3	24.3	20.3	35.2	n/a	31.0
2021	43.0	25.6	24.3	13.8	29.6	n/a	29.8
Margin movement (bps)	(295)	671	2	643	564	n/a	121

2019 to 2022 reported growth %							17
2019 to 2022 growth on a constant basis %							25

(i)For the reconciliation of sales to net sales, see page 22.
(ii)Percentages and margin movement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(1)The impact of movements in exchange rates on reported figures for net sales and operating profit was principally in respect of the translation exchange impact of the strengthening of sterling against the euro and Turkish lira, partially offset by weakening of sterling against the US dollar
(2)Acquisitions and disposals that had an effect on volume, sales, net sales, marketing and operating profit in the year ended 30 June 2022, are detailed on page 53.
(3)Operating margin calculated by dividing Operating profit before exceptional items by net sales.

In the year ended 30 June 2022, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:
	Volume	Sales	Net sales	Marketing	Operating profit
	equ. units million	£ million	£ million	£ million	£ million
Year ended 30 June 2021
Acquisitions
Aviation Gin and Davos Brands	-	-	-	-	9
Chase Distillery	-	-	-	-	2
Lone River Ranch Water	-	-	-	-	-
Loyal 9 Cocktails	-	-	-	-	-
	-	-	-	-	11
Disposals
South African ready to drink	-	(8)	(4)	-	-
Meta Abo Brewery	(0.4)	(22)	(16)	(2)	12
Picon	(0.7)	(21)	(20)	(1)	(12)
	(1.1)	(51)	(40)	(3)	-

Acquisitions and disposals	(1.1)	(51)	(40)	(3)	11

Year ended 30 June 2022
Acquisitions
Aviation Gin and Davos Brands	-	6	5	(4)	(11)
Chase Distillery	-	5	3	(1)	(2)
Lone River Ranch Water	0.1	14	13	(13)	(13)
Loyal 9 Cocktails	-	14	11	(5)	(2)
Mezcal Unión	0.1	6	5	(1)	1
21Seeds	-	3	3	(2)	(2)
	0.2	48	40	(26)	(29)
Disposals
Meta Abo Brewery	0.3	20	15	(2)	(10)
Picon	0.7	21	20	-	12
	1.0	41	35	(2)	2

Acquisitions and disposals	1.2	89	75	(28)	(27)

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the year ended 30 June 2022 and 30 June 2021 are set out in the table below:

	2022	2021
	£ million	£ million
Profit attributable to equity shareholders of the parent company	3,249	2,660
Exceptional operating and non-operating items	405	1
Exceptional tax charges	-	88
Tax in respect of exceptional operating and non-operating items	(31)	(4)
Exceptional items attributable to non-controlling interests	(103)	1
	3,520	2,746

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,318	2,337
Dilutive potential ordinary shares	7	8
	2,325	2,345

	pence	pence
Basic earnings per share before exceptional items	151.9	117.5
Diluted earnings per share before exceptional items	151.4	117.1

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group's management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.

The group's management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the year ended 30 June 2022 and 30 June 2021 are set out in the table below:

	2022	2021
	£ million	£ million
Net cash inflow from operating activities	3,935	3,654
Disposal of property, plant and equipment and computer software	17	13
Purchase of property, plant and equipment and computer software	(1,097)	(626)
Movements in loans and other investments	(72)	(4)
Free cash flow	2,783	3,037
Operating cash conversion
Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The measure is excluding any hyperinflation adjustment above the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rates for the respective year and is expressed as a percentage.

Operating cash conversion for the year ended 30 June 2022 and 30 June 2021 were as follows:

	2022	2021
	£ million	£ million
Profit for the year	3,338	2,799
Taxation	1,049	907
Share of after tax results of associates and joint ventures	(417)	(334)
Net finance charges	422	373
Non-operating items	17	(14)
Operating profit	4,409	3,731
Exceptional operating items	388	15
Fair value remeasurement	(60)	36
Depreciation, amortisation and impairment(1)	489	447
Hyperinflation adjustment	(10)	-
Retranslation to budgeted exchange rates	27	375
	5,243	4,604

Cash generated from operations	5,212	4,857
Net exceptional cash paid/(received)(2)	15	(49)
Post employment payments less amounts included in operating profit(1)	89	35
Net movement in maturing inventories(3)	360	174
Provision movement	58	60
Dividends received from associates	(190)	(290)
Other items(1)	(53)	(88)
Hyperinflation adjustment	(22)	-
Retranslation to budgeted exchange rates	42	387
	5,511	5,086

Operating cash conversion	105.1%	110.5%

(1)Excluding exceptional items.
(2)Exceptional cash payments for other donations was £2 million (2021- £1 million) and for winding down Russian operations was £13 million (2021 - £nil). For the year ended 30 June 2021, exceptional cash received for substitution drawback was £60 million and exceptional cash payments for tax payments were £10 million.
(3)Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.

Return on average invested capital
Return on average invested capital is used by management to assess the return obtained from the group's asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the fiscal year. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post employment benefit assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average invested capital for the year ended 30 June 2022 and 30 June 2021 are set out in the table below:

	2022	2021
	£ million	£ million
Operating profit	4,409	3,731
Exceptional operating items	388	15
Profit before exceptional operating items attributable to non-controlling interests	(192)	(138)
Share of after tax results of associates and joint ventures	417	334
Tax at the tax rate before exceptional items of 22.5% (2021 - 22.2%)	(1,173)	(906)
	3,849	3,036

Average net assets (excluding net post employment benefit assets/liabilities)	8,428	8,146
Average non-controlling interests	(1,641)	(1,587)
Average net borrowings	12,859	12,672
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average invested capital	22,847	22,432

Return on average invested capital	16.8%	13.5%
Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA (earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment).

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA at 30 June 2022 and 30 June 2021 are set out in the table below:

	2022	2021
	£ million	£ million
Borrowings due within one year	1,522	1,862
Borrowings due after one year	14,498	12,865
Fair value of foreign currency derivatives and interest rate hedging instruments	(73)	(232)
Lease liabilities	475	363
Less: Cash and cash equivalents	(2,285)	(2,749)
Net borrowings	14,137	12,109
Post employment benefit liabilities before tax	402	574
Adjusted net borrowings	14,539	12,683

Profit for the year	3,338	2,799
Taxation	1,049	907
Net finance charges	422	373
Depreciation, amortisation and impairment (excluding exceptional intangible impairment)	492	447
Exceptional intangible impairment	336	-
EBITDA	5,637	4,526
Exceptional operating items (excluding impairment)	49	15
Non-operating items	17	(14)
Adjusted EBITDA	5,703	4,527
Adjusted net borrowings to adjusted EBITDA	2.5	2.8
..

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group's operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2022 and year ended 30 June 2021 are set out in the table below:

	2022	2021
	£ million	£ million
Tax before exceptional items (a)	1,080	823
Tax in respect of exceptional items	(31)	(4)
Exceptional tax charge	-	88
Taxation on profit (b)	1,049	907

Profit before taxation and exceptional items (c)	4,792	3,707
Non-operating items	(17)	14
Exceptional operating items	(388)	(15)
Profit before taxation (d)	4,387	3,706

Tax rate before exceptional items (a/c)	22.5%	22.2%
Tax rate after exceptional items (b/d)	23.9%	24.5%
Other definitions
Volume share is a brand's retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand's retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo's immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin, Oban and other malt brands; Buchanan's Special Reserve, Buchanan's Red Seal; Haig Club whisky; Copper Dog whisky; Roe & Co; Bulleit Bourbon, Bulleit Rye; Orphan Barrel whiskey; Tanqueray No. TEN, Tanqueray ready to drink, Tanqueray Malacca Gin; Aviation, Chase, Jinzu and Villa Ascenti gin; Cîroc, Ketel One vodka, Ketel One Botanical; Don Julio, Casamigos and DeLeón tequila; Zacapa, Bundaberg Master Distillers' Collection and Pampero Aniversario rum; Shui Jing Fang, Seedlip, Belsazar and Pierde Almas.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars include Buchanan's, Bundaberg, Crown Royal, J&B, McDowell's, Old Parr, Yenм Raki, Black & White, Shui Jing Fang, Windsor and Ypiуca. Global giants and local stars exclude ready to drink, non-alcoholic variants and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases internal price tier definitions on a segmentation most consistent with IWSR as the IWSR taxonomy is widely accepted and provides the industry with a common point of reference.

References to the group include Diageo plc and its consolidated subsidiaries.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as "'will", "anticipates", "should", "could", "would", "targets", "aims", "may", "expects", "intends" or similar expressions statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo's fiscal 23 outlook, Diageo's medium-term guidance for fiscal 23 to fiscal 25, Diageo's supply chain agility programme, future Total Beverage Alcohol market share ambitions and any other statements relating to Diageo's performance for the year ending 30 June 2023 or thereafter.

Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There is a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to): (i) economic, political, social or other developments in countries and markets in which Diageo operates (including as a result of the Covid-19 pandemic, geopolitical instability and/or inflationary pressures), which may contribute to a reduction in demand for Diageo's products, adverse impacts on Diageo's customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories as well as the United Kingdom's departure from the European Union); (ii) the impact of the Covid-19 pandemic, or any other global or regional public health threats, on Diageo's business, financial condition, cash flows and results of operation; (iii) the elevated geopolitical instability as a result of Russia's invasion of Ukraine; (iv) the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo's business or operations, including on the cost and supply of water; (v) changes in consumer preferences and tastes, including as a result of inflationary pressures, disruptive market forces, changes in demographics, evolving social trends, changes in travel, holiday or leisure activity patterns, weather conditions, health concerns, pandemics and/or a downturn in economic conditions; (vi) changes in the domestic and international tax environment, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (vii) changes in the cost of production, including as a result of increases in the cost of commodities and due to supply chain disruptions, labour and/or energy or as a result of inflationary pressures; (viii) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular; (ix) legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy; (x) the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements; (xi) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo's related internal policies and procedures to comply with applicable law or regulation; (xii) cyber-attacks or any other disruptions to core business operations including manufacturing and supply, business service centres and/or information systems; (xiii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo's brands and adversely impact its sales; (xiv) Diageo's ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xv) increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo's market share, distribution network, costs and/or pricing; (xvi) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xvii) Diageo's ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting; (xviii) fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo's financing costs or otherwise adversely affect Diageo's financial results; (xix) a tightening of global financial conditions, including an extended period of constraint in the capital markets which Diageo may access; (xx) movements in the value of the assets and liabilities related to Diageo's pension plans; (xxi) Diageo's ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxii) any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange Commission (SEC), including in our Annual Report for the year ended 30 June 2021 and in our Annual Report on Form 20-F for the year ended 30 June 2021.

Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC.

All readers, wherever located, should take note of these disclosures. This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2022.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Statement of directors' responsibilities

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report and consolidated financial statements for the year ended 30 June 2022, which will be published on 4 August 2022 (and which can be found thereafter at www.diageo.com).

The Directors consider that the Annual Report and consolidated financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group's and parent company's position and performance, business model and strategy.

Each of the Directors of Diageo plc confirms that, to the best of his or her knowledge:

-    the consolidated financial statements contained in the Annual Report for the year ended 30 June 2022, which have been prepared in accordance with the requirements of (i) the Companies Act 2006, (ii) the UK-adopted international accounting standards, (iii) IFRSs adopted by the IASB and (iv) the IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, give a true and fair view of the assets, liabilities, financial position and profit and loss of the group; and

-    the Strategic Report contained in the annual report and accounts for the year ended 30 June 2022 includes a fair review of the development and performance of the business and the position of the group and parent company, together with a description of the principal risks and uncertainties that they face.

The Directors of Diageo plc are as follows: Javier Ferrán (Chairman), Ivan Menezes (Chief Executive), Lavanya Chandrashekar (Chief Financial Officer), Susan Kilsby (Senior Independent Director and Chairman of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Melissa Bethell, Karen Blackett, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn and Ireena Vittal.

Webcast, presentation slides and transcript

At 07:15 (UK time) on Thursday 28 July 2022, Ivan Menezes, Chief Executive and Lavanya Chandrashekar, Chief Financial Officer will present Diageo's preliminary results as a webcast. This will be available to view at www.diageo.com. The presentation slides and script will also be available to download at this time.

Live Q&A conference call and replay

Ivan Menezes and Lavanya Chandrashekar will be hosting a Q&A conference call on Thursday 28 July at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK:	+44 (0) 330 165 4012
From the UK (free call):	0800 279 6877
From the USA:	+1 323 701 0160
From the USA (free call):	800 289 0720

The conference call is for analysts and investors only. To join the call please use the conference ID code already sent to you or email investor.relations@diageo.com.

To hear a replay of the call, please use the telephone numbers below:

From the UK:	+44 (0) 20 3859 5407
From the UK (free call):	0808 101 1153
From the USA:	+1 719 457 0820
From the USA (free call):	888 203 1112

Investor enquiries to:	Durga Doraisamy	+44 (0) 7902 126906
	Lucinda Baker	+44 (0) 7974 375550
	Belinda Brown	+44 (0) 7590 810246
	Andy Ryan	+44 (0) 7803 854842
investor.relations@diageo.com

Media enquiries to:	Jessica Rouleau	+44 (0) 7925 642561
	Dominic Redfearn	+44 (0) 7971 977759
	Gina Bell	+44 (0) 7731 988857
press@diageo.com

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 28 July 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary